Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 audited Consolidated Financial Statements and the Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Please refer to Note 22 to the audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This discussion, the audited Consolidated Financial Statements and the Notes thereto have been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1100, “Generally Accepted Accounting Principles” and Emerging Issues Committee (“EIC”) Abstract 142, “Revenue Arrangements with Multiple Deliverables” and EIC Abstract 141, “Revenue Recognition”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to property, plant and equipment (“PP&E”) from operating activities to additions to PP&E under investing activities. For a more complete discussion, see the section entitled “New Accounting Standards - GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue and expense items, which are detailed in the section entitled “New Accounting Standards - Revenue Recognition”. The effect of our cross-currency interest rate exchange agreements have been reclassified and are no longer included in long-term debt. This MD&A is current as of March 7, 2005. This MD&A of Rogers Wireless Inc.’s 2004 results of operations is organized into four sections.

OVERVIEW		FINANCING AND RISK MANAGEMENT		ACCOUNTING POLICIES AND NON- GAAP MEASURES		ADDITIONAL FINANCIAL INFORMATION
2	Our Business	23	Liquidity and Capital Resources	38	Key Performance Indicators and Non-GAAP Measures	53	Five-Year Financial Summary
4	Our Strategy	25	Interest Rates and Foreign Exchange Management	40	Critical Accounting Policies and Estimates	54	Summary of Quarterly Results
4	Significant Fourth Quarter 2004 Events	27	Outstanding Share Data	44	New Accounting Standards	55	2004 Quarterly Summary
5	Seasonality	27	Dividends and Distributions	46	U.S. GAAP Differences	56	2003 Quarterly Summary
5	Competition	28	Government Regulation	48	Intercompany and Related Party Transactions	57	Supplementary: Non-GAAP Calculations
6	Recent Wireless Industry Trends	29	Risks and Uncertainties			59	Supplementary: Pro forma Information
7	Operating and Financial Results	37	Commitments and Other Contractual Obligations
		37	Off-Balance Sheet Arrangements

Rogers Wireless 2004 MD&A

For the purposes of this MD&A, references to “we”, “us”, “our”, “Wireless”, the “Company” and “RWI” are to Rogers Wireless Inc. and its subsidiaries; references to “RWCI” are to Wireless’ parent company, Rogers Wireless Communications Inc.; references to “RCI” are to Rogers Communications Inc.; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc.

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Risks and Uncertainties” below.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Our Business

We are the largest Canadian wireless communications service provider, serving more than 5.7 million subscribers at December 31, 2004, including over 5.5 million wireless voice and data subscribers and nearly 0.2 million one-way messaging (paging) subscribers. Our November 9, 2004 acquisition of Microcell Telecommunications Inc. (“Microcell”), described below, added approximately 1.3 million of these subscribers to our total subscriber base. We operate both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. We are Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. We estimate that our more than 5.5 million wireless voice and data subscribers represent approximately 17.3% of the Canadian population residing in our coverage area and approximately 36.8% of the wireless voice and data subscribers in Canada. Subscribers to our wireless services have access to these services in the U.S. through our roaming agreements with various U.S. wireless operators. Our subscribers also have

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access to wireless service internationally in over 170 countries, including throughout Europe, Asia and Latin America, through roaming agreements with other wireless providers.

We are wholly-owned by RWCI. RWCI is a wholly-owned subsidiary of RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership in Rogers Wireless, is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc. (“Rogers Cable”); in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc. (“Rogers Media”); and in sports entertainment through its ownership of the Toronto Blue Jays Baseball Club and Rogers Centre in Toronto, collectively referred to herein as the “Rogers Group of Companies”.

Our Products and Services

We offer wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, our GSM/GPRS/EDGE network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission and two-way short messaging service (“SMS”).

Our Distribution Network

We market our products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada, which include over 2,000 locations selling subscriptions to service plans, handsets and prepaid cards and over 5,000 additional locations selling prepaid cards. Our nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores and kiosks, major retail chains such as RadioShack, and convenience stores. We also offer many of our products and services through a retail agreement with Rogers Video, which is a division of Rogers Cable that had 294 locations across Canada at December 31, 2004, and on our e-business websites. We believe that our plans to maintain Microcell’s Fido brand and retail distribution network will provide us with improved market position in the youth segment and in many regions of Canada, especially the Province of Québec.

Our Wireless Networks

We are a facilities-based carrier operating our wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of our networks enables subscribers to make and receive calls and to activate network features anywhere in our coverage area and in the coverage area of our roaming partners as easily as if they were in their home area.

In June 2002, we completed the deployment of our digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency bands. Our GSM/GPRS network provides high-speed integrated voice and packet data transmission service capabilities and reaches 93% of the Canadian population. During 2003, we also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across our national footprint, which expanded the network capacity, enhanced the quality of the GSM/ GPRS network and enabled us to operate seamlessly between the two frequencies.

In June 2004, we completed the deployment of EDGE technology across our national GSM/GPRS network. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds previously available on our network.

Our integrated wireless networks are operationally seamless in GSM/GPRS/EDGE digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analog modes at 850 megahertz.

The wireless network we acquired upon our acquisition of Microcell is also a GSM/GPRS network and it operates on the 1900 megahertz frequency band. We are presently in the process of integrating the Rogers Wireless and Microcell

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GSM/GPRS networks. Following the Microcell acquisition, we hold 25 megahertz of contiguous spectrum across Canada in the 850 frequency range and 60 megahertz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, NWT and Nunavut territories where we hold 50 megahertz in the 1900 frequency range.

Our Strategy

Our goal is to achieve profitable growth within the Canadian wireless communications industry, and our strategy is designed to maximize our cash flow and return on investment. The key elements of our strategy are as follows:

•	Enhancing our scale and competitive position in the Canadian wireless communications market through the acquisition and integration of Microcell;

•	Focusing on voice and data services that are attractive to youth and small and medium-sized businesses to optimize our customer mix;

•	Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•
Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;

•	Enhancing our sales distribution channels to increase our focus on youth, families, and business customers;

•	Maintaining a technologically advanced, high quality and pervasive network by improving the quality of our GSM/GPRS/EDGE network and increasing capacity; and

•
Leveraging our relationships within the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.

Significant Fourth Quarter 2004 Events

RCI Purchase of RWCI Shares

On October 13, 2004, RCI completed the acquisition of the 27,647,888 Class A Multiple Voting shares (“Class A shares”) and 20,946,284 Class B Restricted Voting shares (“Class B shares”) of RWCI owned by JVII, a general partnership wholly-owned by AWE, which is now owned by Cingular Wireless Corporation, for a cash purchase price of $36.37 per share totalling $1,767.4 million. As a result of the transaction, the shareholders' agreement among RCI, RWCI and JVII dated August 16, 1999, as amended, was terminated; the registration rights agreements between RWCI and JVII, also dated August 16, 1999, was terminated; and JVII’s four nominees to our Board of Directors resigned. Upon closing, RCI’s equity ownership of RWCI increased from 55.3% to approximately 89.3%.

The sale by AWE of its 34% interest in RWCI does not impact or change the extensive North American wireless voice and data roaming capabilities between our company and AWE. Customers of both companies continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America's largest combined GSM/GPRS/EDGE network.

On November 11, 2004, RCI announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of RWCI, with the consideration being 1.75 RCI Class B Non-Voting shares for each RWCI Class B Restricted Voting share held. The acquisition was successfully completed effective December 31, 2004 and RWCI became a wholly-owned subsidiary of RCI. RCI issued a total of 28,072,856 Class B Non-Voting shares as consideration in this transaction.

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Acquisition of Microcell Telecommunications Inc.

On September 20, 2004, together with RCI, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to our offer, we obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004. The acquisition of Microcell has made us the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. We believe that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies.

In the Supplemental Information section of this MD&A, financial information has been prepared on a pro forma basis as if the transaction relating to Microcell, as described above, had occurred on January 1, 2003. Such information is based on our historical financial statements and the historical financial statements of Microcell.

Financings

During the fourth quarter of 2004, long-term financing totalling approximately $2,807.0 million was issued by Wireless to finance RCI’s purchase of the 34% interest in Wireless from AWE and the acquisition of Microcell. Refer to the section “Liquidity and Capital Resources” and Note 9 to the Consolidated Financial Statements for more information regarding long-term debt.

Seasonality

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

Competition

At December 31, 2004, the highly-competitive Canadian wireless industry had approximately 15.0 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. We also compete with our rivals for dealers and retail distribution outlets.

In the wireless voice and data market, we compete primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, Sprint Canada and Primus, and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

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Recent Wireless Industry Trends

Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is approximately 47% of the population, compared to approximately 59% in the U.S. and approximately 99% in the United Kingdom, and we expect the Canadian wireless industry to grow by approximately 4 percentage points of penetration each year. While this will produce growth, the growth on a year-over-year percentage change basis is slowing compared to historical levels. This deeper penetration drives an increased focus on customer satisfaction, the promotion of new data and voice services and features and, primarily, customer retention. Legislation in the U.S. and other countries mandated wireless number portability (“WNP”). Canadian regulators have indicated that they intend to review the matter in the 2005/2006 planning period and the recent federal budget has stated that implementation of WNP should occur expeditiously. As such, customer satisfaction and retention will become even more critical in the future.

Demand for Sophisticated Data Applications

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos and video clips, and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will need to continue to upgrade their digital networks to be able to offer the data transmission capabilities required by these new applications.

Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of data applications, including Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems.

Development of Additional Technologies

The development of additional technologies and their use by consumers may accelerate the widespread adoption of third generation (“3G”) digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a 3G network. Future enhancements to the range of WiFi service, and the networking of WiFi access points, may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.

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Operating and Financial Results

See sections entitled “Critical Accounting Policies” and “New Accounting Standards” and the Notes to the Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators, which are outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The information provided in the tables below includes the operations of Microcell from the date of acquisition of November 9, 2004. Schedules of full year 2003 and 2004 pro forma financial and statistical data, presented as if the transaction relating to Microcell had occurred on January 1, 2003, are included in the “Supplementary Information”.

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	Years Ended December 31,
(In millions of dollars, except per share amounts)	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$2,361.1	$1,911.1	23.5
Prepaid	116.7	91.3	27.8
One-way messaging	24.5	27.6	(11.2)
Network revenue	2,502.3	2,030.0	23.3
Equipment sales	281.2	177.8	58.2
Total operating revenue	2,783.5	2,207.8	26.1
Operating expenses (1)
Cost of equipment sales	509.6	380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	879.1	737.4	19.2
Management fees	11.7	11.3	3.5
Total operating expenses	1,844.8	1,491.5	23.7
Operating profit (2)	938.7	716.3	31.0
Depreciation and amortization	497.7	518.6	(4.0)
Operating income	441.0	197.7	123.1
Interest expense on long-term debt	(219.4)	(193.6)	13.3
Interest expense on note payable to RCI	(7.2)	-	-
Foreign exchange gain (loss)	(46.7)	135.2	-
Change in the fair value of derivative instruments	(7.8)	-	-
Loss on repayment of long-term debt	(2.3)	-	-
Investment and other income	8.0	1.0	-
Income tax expense - current	(6.5)	(2.4)	170.8
Net income	$159.1	$137.9	15.4
Earnings per share - basic and diluted	$99.17	$85.96	15.4
Total assets	$5,054.8	$3,107.3	62.7
Total liabilities	6,201.1	2,666.9	132.5
Additions to property, plant and equipment (“PP&E”)(3)	439.2	411.9	6.6
Operating profit margin as % of network revenue (2)	37.5%	35.3%	6.2

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

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Operating Highlights for the Year Ended December 31, 2004

•
Effective November 9, 2004, we successfully acquired Microcell for total consideration of approximately $1,318.4 million, making us Canada’s largest wireless carrier and the country’s only provider operating on the global standard GSM/GPRS technology platform.

•	On December 31, 2004 we became a wholly-owned subsidiary of RCI upon the completion of the acquisition by RCI of all of RWCI’s publicly-owned Class B Restricted Voting shares.

•
Net additions of postpaid voice and data subscribers were 446,100, compared to the 400,200 net additions in 2003, reflecting higher gross additions, reduced levels of churn and the acquisition of Microcell. Net additions of prepaid subscribers were 32,500 compared to 2,000 in 2003, reflecting the combination of our continued emphasis on the higher-value postpaid segment of the market, selling prepaid handsets at higher price points and more price-competitive prepaid offerings in the market.

•
Revenues from wireless data services grew approximately 108.5% year-over-year to $141.6 million in 2004 from $67.9 million in 2003, and represented approximately 5.7% of network revenue compared to 3.3% in 2003.

•	We successfully completed the deployment of EDGE technology across our entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

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Network Revenue and Subscribers

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	% Chg
Postpaid (Voice and Data) (1)
Gross additions (2)	1,161.5	1,021.5	13.7
Net additions (2)(3)	446.1	400.2	11.5
Acquisition of Microcell subscribers (4)	752.0	-	-
Total postpaid retail subscribers (3)	4,184.1	3,029.6	38.1
Average monthly revenue per user (“ARPU”)(5)(8)	$59.50	$57.25	3.9
Average monthly usage (minutes)	395	361	9.4
Churn (3)	1.81%	1.88%	(3.7)
Prepaid
Gross additions (2)	319.0	257.4	23.9
Net additions (losses) (2)(6)	32.5	2.0	-
Acquisition of Microcell subscribers (4)	541.8	-	-
Adjustment to subscriber base (7)	-	(20.9)	-
Total prepaid retail subscribers	1,334.1	759.8	75.6
ARPU(8)	$11.88	$10.08	17.9
Churn (6)	2.94%	2.82%	4.3
Total - Postpaid and Prepaid (1)
Gross additions (2)	1,480.5	1,278.9	15.8
Net additions (2)	478.6	402.2	19.0
Acquisition of Microcell subscribers (4)	1,293.8	-	-
Adjustment to subscriber base (7)	-	(20.9)	-
Total retail subscribers (3)	5,518.2	3,789.4	45.6
ARPU blended (5)(8)	$50.08	$47.19	6.1
One-Way Messaging
Gross additions	29.0	42.5	(31.7)
Net losses	(45.2)	(61.1)	(26.0)
Total subscribers	196.1	241.3	(18.7)
ARPU(8)	$9.25	$8.40	10.1
Churn	2.78%	3.13%	(11.2)
Wholesale subscribers (1)	91.2

(1)
Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under the “wholesale” category on a prospective basis. Accordingly, approximately 43,600 wholesale subscribers were reclassified from the postpaid subscriber base to the “wholesale” category.

(2)	Subscriber activity includes Microcell beginning November 9, 2004.
(3)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the year. This had the impact of reducing postpaid churn by 0.04% for the year.

(4)	Microcell subscriber base upon acquisition effective on November 9, 2004.
(5)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

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(6)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell are recognized after 180 days of no usage to conform to the Wireless prepaid churn definition, impacting approximately 44,000 prepaid subscribers. This had the impact of reducing prepaid churn by 0.45% for the year.

(7)
In 2003, we determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

(8)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section.

Wireless Network Revenue

Network revenue of $2,502.3 million accounted for 89.9% of our total revenues in 2004, an increase of 23.3% from 2003. This growth reflects the 45.6% increase in the number of wireless voice and data subscribers from 2003 combined with a 6.1% year-over-year increase in blended postpaid and prepaid ARPU. These figures include the results of Microcell from November 9, 2004.

Postpaid voice and data gross subscriber additions in 2004 represented 78.5% of total gross activations and over 93.2% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.

The 3.9% year-over-year increase in postpaid ARPU to $59.50 in 2004 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of our customer base using GSM handsets, we have experienced significant increases in roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network. The 108.5% growth in data revenues, from $67.9 million for 2003 to $141.6 million for 2004, represented approximately 68.4% of the $2.25 increase in postpaid ARPU.

Prepaid ARPU increased to $11.88 in 2004, compared to $10.08 in 2003, as a result of changes to pricing introduced in 2003 together with higher usage per subscriber and the impact of the acquisition of the higher ARPU Microcell prepaid subscriber base.

Our postpaid voice and data subscriber churn rate of 1.81% in 2004 has improved from 1.88% in 2003 and reflects our continued utilization of longer term customer contracts and focused subscriber retention efforts. During 2004, we have experienced increased levels of customers being deactivated for non-payment. As a result, we implemented more restrictive credit requirements during the fourth quarter of 2004. The increase in prepaid churn to 2.94% from 2.82% in the prior year period reflects the minimal sales and marketing resources focused towards our prepaid offerings given our postpaid focus, combined with highly-competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn has declined year-over-year to 2.78%, while one-way messaging ARPU has increased by 10.1%, reflecting pricing changes implemented in earlier periods. With 196,100 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales

In 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $281.2 million, up $103.4 million, or 58.2%, from 2003. This significant increase in equipment revenue reflects the higher volume of handset upgrades associated with our retention programs, combined with the generally higher price points of more sophisticated handsets and devices and the higher volume of postpaid voice and data subscriber gross additions.

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Wireless Operating Expenses

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2004	2003	% Chg
Operating expenses (1)
Cost of equipment sales	$509.6	$380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	879.1	737.4	19.2
Management fees	11.7	11.3	3.5
Total operating expenses	$1,844.8	$1,491.5	23.7
Average monthly operating expense per subscriber before sales and marketing expenses (1)	$19.21	$17.87	7.5
Sales and marketing costs per gross subscriber addition (1)	$372	$376	(1.1)

(1)	As reclassified. See the “New Accounting Standards - Revenue Recognition” section.

The $128.8 million increase for 2004 in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with our retention programs and increased activations of new subscribers. Both the new subscriber acquisition and subscriber retention programs were influenced by the trend to higher-priced feature-rich colour handsets and data devices.

The 22.8% year-over-year increase in total sales and marketing expenses primarily reflects the higher variable acquisition costs associated with the 13.7% year-over-year increase in the number of postpaid voice and data gross additions in 2004, as compared to 2003, and the acquisition of Microcell. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to enter into multi-year service contracts. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in 2004, as compared to the prior year, largely due to increased advertising costs. Sales and marketing costs per gross addition was $372, a decrease of $4 from $376 in 2003.

The year-over-year increase in operating, general and administrative expenses of $141.7 million, or 19.2%, as compared to the corresponding period in 2003, is primarily attributable to the acquisition of Microcell, higher credit and collection costs, increases in network operating expense and growth in customer service or retention expenses reflective of the growth in our customer base. Retention spending includes the cost of our customer loyalty and renewal programs, as well as residual payments to our agents and distributors for ongoing service for certain of our existing customers. This increase is partially offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.

The year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $19.21 in 2004 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses. Total retention spending (including subsidies on handset upgrades) increased to $88.4 million in 2004 as compared to $75.7 million in 2003. Retention spending, both on an absolute and per subscriber basis, is expected to continue to grow as wireless market penetration in Canada increases.

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Wireless Operating Profit

Operating profit grew by $222.4 million, or 31.0%, to $938.7 million in 2004 from $716.3 million in 2003. Operating profit as a percentage of network revenue, or operating profit margin, increased to 37.5% in 2004 from 35.3% in 2003 due to the strength of network revenue growth.

Reconciliation of Operating Profit to Net Income

Taking into account the other income and expense items below operating profit, we recorded net income of $159.1 million in 2004, compared to $137.9 million in 2003. The year-over-year increase in net income was a result of an increase in operating profit of $222.4 million combined with a decrease of $20.9 million in depreciation and amortization expense offset by a loss related to foreign exchange fluctuations of $181.9 million.

	Years Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Operating profit (1)	$938.7	$716.3	31.0
Depreciation and amortization	(497.7)	(518.6)	(4.0)
Operating income	441.0	197.7	123.1
Interest expense on long-term debt	(219.4)	(193.6)	13.3
Interest expense on note payable to RCI	(7.2)	-	-
Foreign exchange gain (loss)	(46.7)	135.2	-
Change in the fair value of derivative instruments	(7.8)	-	-
Loss on repayment of long-term debt	(2.3)	-	-
Investment and other income (expense)	8.0	1.0	-
Income tax expense	(6.5)	(2.4)	170.8
Net income	$159.1	$137.9	15.4

(1)	As previously defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was $20.9 million lower in 2004, as compared to 2003. During 2003, we announced that we would terminate our brand licence agreement in early 2004 and change our brand name to exclude the AT&T brand. Consequently, in 2003, we accelerated the amortization of the brand licence to reduce the carrying value to nil. This was partially offset by increased amortization of intangible assets arising on the acquisition of Microcell totaling approximately $10.5 million, which going forward is expected to increase amortization expense on a full year basis by approximately $74.4 million over the next two years, and a lesser amount thereafter.

Operating Income

Operating income grew to $441.0 million for 2004, an increase of $243.3 million, or 123.1%, from the $197.7 million earned in 2003, reflecting the combination of increased operating profit and reduced depreciation and amortization expense.

13	Rogers Wireless 2004 MD&A

Interest Expense on Long-Term Debt

Interest expense in 2004 increased by $25.8 million, compared to 2003, due primarily to the issuance on November 30, 2004 of approximately US $2,356.0 million aggregate principal amount of debt, as described under the “Financing” section below.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $135.2 million in 2003 arose primarily from the strengthening of the Canadian dollar during 2003 (by $0.2872) as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated debt. In 2004, despite the continuing strength in the Canadian dollar on a year over year basis, we recorded a foreign exchange loss of $46.7 million arising primarily from the change in accounting policy for derivative instruments that resulted in our discontinuing the treatment of cross-currency interest rate exchange agreements as hedges for the 6 month period ending June 30, 2004 and the loss arising from the repayment of an aggregate US $708.4 million of debt during this period, a period during which the Canadian dollar weakened against the U.S dollar. On July 1, 2004, we designated, for accounting purposes, the majority of our cross-currency interest rate exchange agreements as hedges on its U.S. dollar-denominated debt, thereby largely mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See “Change in Fair Value of Derivative Instruments” below.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with CICA Accounting Guideline 13, “AcG-13”, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period either recorded in or charged against income, as appropriate.

For 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $7.8 million.

Loss on Repayment of Long-Term Debt

On March 26, 2004, we redeemed the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of our 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008. Also on February 20, 2004 we unwound an aggregate US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound.

Additions to PP&E

Additions to PP&E totalled $439.2 million in 2004, an increase of $27.3 million, or 6.6%, from $411.9 million in 2003. Additions to network-related PP&E were $347.8 million compared to $339.8 million in the prior year, and included $195.8 million for capacity expansion of the GSM/GPRS/EDGE network and transmission, compared to $222.4 million in

14	Rogers Wireless 2004 MD&A

2003. The balance of $152.0 million in additions to network-related PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E consisted of $66.9 million for information technology initiatives and $24.5 million for other facilities and equipment.

Employees

Remuneration represents a material portion of our expenses. We ended 2004 with approximately 4,975 full-time-equivalent (“FTE”) and 312 contract equivalent (“CE”) employees, an increase of 2,611 and 188 respectively from December 31, 2003. The increase in the FTE and CE levels was primarily due to the acquisition of Microcell, which resulted in increases in the areas of sales operations, customer care, retention, credit and collections, network operations and information technology. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These RCI employees are not included in the FTE levels that we report.

Total remuneration paid to employees (both full and part-time) in 2004 was approximately $253.4 million, an increase of $68.1 million, or 36.8%, from $185.3 million in the prior year.

15	Rogers Wireless 2004 MD&A

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

	Years Ended December 31,
(In millions of dollars, except per share amounts)	2003	2002	% Chg
Operating revenue (1)
Postpaid (voice and data)	$1,911.1	$1,628.1	17.4
Prepaid	91.3	91.2	0.1
One-way messaging	27.6	35.2	(21.6)
Network revenue	2,030.0	1,754.5	15.7
Equipment sales	177.8	137.0	29.8
Total operating revenue	2,207.8	1,891.5	16.7
Operating expenses (1)
Cost of equipment sales	380.8	296.8	28.3
Sales and marketing expenses	362.0	328.9	10.1
Operating, general and administrative expenses	737.4	738.1	(0.1)
Management fees	11.3	11.0	2.7
Total operating expenses	1,491.5	1,374.8	8.5
Operating profit (2)	716.3	516.7	38.6
Changes in estimates of sales tax and CRTC contribution liabilities	-	(12.3)	-
Depreciation and amortization	518.6	457.1	13.5
Operating income	197.7	71.9	175.0
Interest expense on long-term debt	(193.6)	(195.2)	(0.8)
Foreign exchange gain	135.2	6.4	-
Gain on repayment of long-term debt	-	31.0	-
Investment and other income	1.0	0.2	-
Income tax expense - current	(2.4)	(5.2)	(53.8)
Net income (loss)	$137.9	$(90.9)	-
Earnings (loss) per share - basic and diluted	$85.96	$(56.67)	-
Total assets	$3,107.3	$3,176.7	(2.2)
Total liabilities	2,666.9	2,965.3	(10.1)
Additions to property, plant and equipment (“PP&E”)(3)	411.9	564.6	(27.0)
Operating profit margin as % of network revenue (2)	35.3%	29.4%	20.1

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - “Additions to PP&E” section.

16	Rogers Wireless 2004 MD&A

Operating Highlights for the Year Ended December 31, 2003

•
Net additions of postpaid voice and data subscribers were 400,200 compared to the 335,400 net additions in 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the year declined to 1.88% from 1.98% in the previous year.

•
Revenues from wireless data services grew approximately 125.0% year-over-year to $67.9 million in 2003 from $30.2 million in 2002, and represented approximately 3.3% of network revenue compared to 1.7% in 2002.

•
We completed our deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across our national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. We also began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on our network.

•
Early in 2004, we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, we recorded a one-time, non-cash charge in 2003 of approximately $20.0 million to reflect the accelerated amortization of the associated brand licence costs.

17	Rogers Wireless 2004 MD&A

Network Revenue and Subscribers

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	% Chg
Postpaid (Voice and Data)
Gross additions	1,021.5	910.7	12.2
Net additions	400.2	335.4	19.3
Total postpaid retail subscribers	3,029.6	2,629.3	15.2
Average monthly revenue per user (“ARPU”)(1)(3)	$57.25	$55.78	2.6
Average monthly usage (minutes)	361	324	11.4
Churn	1.88%	1.98%	(5.1)
Prepaid
Gross additions	257.4	243.3	5.8
Net additions (losses)	2.0	44.2	(95.5)
Adjustment to subscriber base (2)	(20.9)	-	-
Total prepaid retail subscribers	759.8	778.7	(2.4)
ARPU(3)	$10.08	$10.17	(0.9)
Churn	2.82%	2.23%	26.5
Total - Postpaid and Prepaid
Gross additions	1,278.9	1,154.0	10.8
Net additions	402.2	379.6	6.0
Adjustment to subscriber base	(20.9)	-	-
Total retail subscribers	3,789.4	3,408.0	11.2
ARPU blended (3)	$47.19	$45.07	4.7
One-Way Messaging
Gross additions	42.5	61.0	(30.3)
Net losses	(61.1)	(68.3)	(10.5)
Total subscribers	241.3	302.3	(20.2)
ARPU(3)	$8.40	$8.79	(4.4)
Churn	3.13%	3.20%	(2.2)

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)
In 2003, we determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section.

Wireless Network Revenue

Network revenue of $2,030.0 million accounted for 91.9% of our total revenues in 2003, an increase of 15.7% from 2002. This growth reflects the 11.2% increase in the number of wireless voice and data subscribers from 2002 combined with a 4.7% year-over-year increase in blended postpaid and prepaid ARPU.

Postpaid voice and data gross subscriber additions in 2003 represented 79.9% of total gross activations and close to 100% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling

18	Rogers Wireless 2004 MD&A

prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.

The 2.6% year-over-year increase in postpaid ARPU to $57.25 in 2003 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of our customer base using GSM handsets, we have experienced significant increases in roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our network. The 63.0% growth in data revenues, from $30.2 million for 2002 to $67.9 million for 2003, represented approximately 63.0% of the $1.47 increase in postpaid ARPU.

Prepaid ARPU decreased slightly to $10.08 in 2003, compared to $10.17 in 2002.

Our postpaid voice and data subscriber churn rate of 1.88% in 2003 has improved from 1.98% in 2002 and reflects our continued utilization of longer term customer contracts and focused subscriber retention efforts. The increase in prepaid churn to 2.82% from 2.23% in the prior year period reflects the minimal sales and marketing resources focused towards our prepaid offerings given our postpaid focus, combined with highly-competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn has declined year-over-year to 3.13%. With 241,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales

In 2003, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $177.8 million, up $40.8 million, or 29.8%, from 2002. The increase in equipment revenues reflects both the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

19	Rogers Wireless 2004 MD&A

Wireless Operating Expenses

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2003	2002	% Chg
Operating expenses (1)
Cost of equipment sales	$380.8	$296.8	28.3
Sales and marketing expenses	362.0	328.9	10.1
Operating, general and administrative expenses	737.4	738.1	(0.1)
Management fees	11.3	11.0	2.7
Total operating expenses	$1,491.5	$1,374.8	8.5
Average monthly operating expense per subscriber before sales and marketing expenses (1)	$17.87	$18.81	(5.0)
Sales and marketing costs per gross subscriber addition (1)	$376	$366	2.7

(1)	As reclassified. See the “New Accounting Standards - Revenue Recognition” section.

The 28.3% increase for 2003 in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with our retention programs and increased activations of new subscribers.

The 10.1% year-over-year increase in total sales and marketing expenses primarily reflects the higher variable acquisition costs associated with the 12.2% year-over-year increase in the number of postpaid voice and data gross additions in 2003, as compared to the corresponding period in 2002. In addition, variable sales and marketing expenses increased in line with the our strategy to attract higher value business customers and customers on longer term contracts. We also invested more in advertising and promotion on a year-over-year basis as it emphasized the value proposition related to data and other product offerings. Sales and marketing costs per wireless subscriber gross addition were $376, an increase of $10, or 2.7%, from $366 in 2002.

Operating, general and administrative expenses of $737.4 million remained consistent to the corresponding period in 2002. We are continually focused on operating efficiencies and cost reduction programs which in turn have served to offset the impact of the growth in the subscriber base, allowing operating profit margins to expand.

The year-over-year decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $17.87 in 2003 reflects scale economies from the larger subscriber base, roaming cost reductions, and improved efficiencies in call centre and network maintenance operations offset by increased costs related to customer retention.

Wireless Operating Profit

Operating profit grew by $199.6 million, or 38.6%, to $716.3 million in 2003 from $516.7 million in 2002. Operating profit as a percentage of network revenue, or operating profit margin, increased to 35.3% in 2003 from 29.4% in 2002 due to the strength of network revenue growth.

20	Rogers Wireless 2004 MD&A

Reconciliation of Operating Profit to Net Income

Taking into account the other income and expense items below operating profit, we recorded net income of $137.9 million in 2003, compared to a loss of $90.9 million in 2002. The year-over-year increase in net income was a result of an increase in operating profit of $199.6 million and an increase in foreign exchange gain of $128.8 million offset by an increase of $61.5 million in depreciation and amortization expense and a decrease in gain on repayment of long-term debt of $31.0 million.

	Years Ended December 31,
(In millions of dollars)	2003	2002	% Chg
Operating profit (1)	$716.3	$516.7	38.6
Change in estimates of sales tax and CRTC contribution liabilities	-	12.3	-
Depreciation and amortization	(518.6)	(457.1)	13.5
Operating income	197.7	71.9	175.0
Interest expense on long-term debt	(193.6)	(195.2)	(0.8)
Foreign exchange gain	135.2	6.4	-
Gain on repayment of long-term debt	-	31.0	-
Investment and other income (expense)	1.0	0.2	-
Income tax expense	(2.4)	(5.2)	(53.8)
Net income (loss)	$137.9	$(90.9)	-

(1)	As previously defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was $61.5 million higher in 2003, as compared to 2002. The increase was primarily due to PP&E expenditure levels in prior years, and the resulting higher fixed asset levels and depreciation relating to the GSM/GPRS network overlay.

The cost of the AT&T brand licence was deferred and amortized to expense on a straight-line basis over the 15 year term of the brand licence agreement. During 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company accelerated the amortization of the brand licence to reduce the carrying value to nil.

Operating Income

Operating income grew to $197.7 million for 2003, an increase of $125.8 million, or 175.0%, from the $71.9 million earned in 2002, reflecting the increased operating profit partially offset by the increased depreciation and amortization expense.

Interest Expense on Long-Term Debt

Interest expense in 2003 decreased by $1.6 million, as compared to the corresponding period in 2002, due to the reduced debt levels in 2003. The reduction in debt levels are directly related to the impact of the change in foreign exchange related to the improvement in the Canadian dollar versus the U.S. dollar.

21	Rogers Wireless 2004 MD&A

Foreign Exchange Gain (Loss)

The Canadian dollar continued to strengthen in relation to the U.S. dollar, continuing the trend experienced in 2002, and accordingly, the Company recorded a foreign exchange gain of $135.2 million compared to $6.4 million in 2002. The increase related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Additions to PP&E

Additions to PP&E totalled $411.9 million 2003, a decrease of $152.7 million, or 27.0%, from $564.6 million in the corresponding period in 2002. Network related PP&E expenditures of $339.8 includes $222.4 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $66.1 million for the construction of new sites for improved coverage in existing service areas and for expanded coverage. We continued to construct the infrastructure necessary for enhanced digital coverage and lower cost incremental capacity by adding channels on existing sites. The cost to complete the deployment of GSM/GPRS equipment in the 850 MHz frequency band that was initiated during the fourth quarter of 2002 and completed in late 2003 is included in the network capacity expansion costs above. The remaining balance of $20.8 million in network PP&E expenditures related primarily to technical upgrade projects, operational support system, and the addition of new services. Other PP&E expenditures consisted of $51.1 million for information technology initiatives, $8.7 million for the completion of the expansion of our headquarters facilities, and $13.9 million for call centres and other facilities and equipment.

Employees

Remuneration represents a material portion of our expenses. We ended 2003 with approximately 2,360 full-time-equivalent (“FTE”), an increase of 40 from December 31, 2002 The increase in staff was primarily concentrated in the areas of sales and marketing as we focused our subscriber acquisition programs and service and retention efforts on customer segments that would yield greater value to us.

Total remuneration paid to employees (both full and part-time) in 2003 was approximately $185.3 million, an increase of $9.2 million, or 5.2%, from $176.1 million in the prior year.

22	Rogers Wireless 2004 MD&A

FINANCING AND RISK MANAGEMENT

Liquidity and Capital Resources

Operations

For the year ended December 31, 2004, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $714.9 million in the year ended December 31, 2004, from $522.0 million in 2003. The $192.9 million increase is the result of the increase in operating profit of $222.5 million.

Taking into account the changes in non-cash working capital items for 2004, cash generated from operations was $716.7 million, compared to $501.2 million in the previous year.

Funds raised in 2004 totalled $4,532.6 million, comprised of $716.5 million cash generated from operations together with aggregate principal proceeds of $3,816.1 million from six debt issues described in “Financing”.

Funds used during 2004 totalled approximately $4,473.6 million, the details of which are:

•	the $1,400.0 million cash portion of a distribution made to RWCI;

•
the redemption and repayment of an aggregate principal amount of $1,305.3 million of debt comprised of the redemption of three debt issues and the repayment of all of Microcell’s outstanding bank debt, as more fully described in “Financing”;

•	the acquisition of Microcell for $1,148.6 million net of cash acquired;

•	the funding of $390.1 million additions to PP&E, net of $49.1 million change in non-cash working capital;

•	the net repayment of $138.0 million of advances under the bank credit facility;

•	the funding of $43.7 million of debt financing costs;

•	the funding of $34.7 million of debt redemption premiums; and

•
the funding of various items which aggregated $13.2 million consisting of $6.2 million net cost of termination of certain cross-currency interest rate exchange agreements, acquisition of spectrum licences for $5.9 million, a $2.1 million reduction in mortgage and capital leases, partially offset by the receipt of net $1.0 million from sale of investments and other.

Taking into account the cash deficiency of $4.3 million at the beginning of the year, the cash on hand at the end of the year was $54.7 million.

In 2005, we expect total PP&E expenditures, excluding one-time PP&E expenditures associated with the integration of Microcell or potential expenditures associated with the development or deployment of fixed wireless initiatives, to be between $475 million and $500 million.

23	Rogers Wireless 2004 MD&A

Financing

Our long-term financial instruments are described in Notes 9 and 10 to the Consolidated Financial Statements.

On February 20, 2004, we completed the issuance of US$750.0 million 6.375% Senior Secured Notes due 2014, and we entered into US$750.0 million aggregate notional amount of new cross-currency interest rate exchange agreements. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of Cdn$1.33490 to US$1.00. On March 26, 2004, we used approximately US$734.7 million of the debt issuance proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums. Also on February 20, 2004, we unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million.

On September 20, 2004, we announced an agreement with Microcell to make an all cash tender offer of $35.00 per share to acquire Microcell. We completed the acquisition effective November 9, 2004. Including direct incremental acquisition costs incurred of approximately $14.9 million, the purchase price totalled $1,318.4 million, including warrants of $51.7 million to be acquired in 2005. Net of $118.1 million cash acquired and net of the $51.7 million of warrants to be acquired in 2005, the net cash outlay was $1,148.6 million. In addition, we permanently repaid all of Microcell’s $353.2 million of outstanding bank debt and cancelled its bank loan agreements. We also unwound all of Microcell’s cross-currency interest rate exchange agreements at a cost of $64.6 million. The funding for this acquisition was initially comprised of: utilization of our cash on hand, drawdowns under our committed $700.0 million amended bank credit facility, and proceeds from a bridge loan from RCI of up to $900.0 million, of which $850.0 million was drawn for a fee of $4.25 million. The bridge loan had a term of up to two years from November 9, 2004 and was made on a subordinated unsecured basis. The bridge loan’s interest rate was 6% per annum and was prepayable in whole or in part without penalty. This $850.0 million bridge loan was permanently repaid and cancelled on November 30, 2004 with part of the proceeds of the debt issues completed on the same date, as described below.

On November 30, 2004, we completed an aggregate debt issuance in the principal amount of approximately US$2,356.0 million (approximately $2,807.0 million) which consisted of: $460.0 million 7.625% Senior Secured Notes due 2011; US$550.0 million floating rate Senior Secured Notes due 2010; US$470.0 million 7.25% Senior Secured Notes due 2012; US$550.0 million 7.5% Senior Secured Notes due 2015; and US$400.0 million 8.0% Senior Subordinated Notes due 2012. On an economic basis, all of the U.S. dollar-denominated debt was hedged with respect to fluctuations in foreign exchange with cross-currency interest rate exchange agreements.

In December 2004, we distributed $1,750.0 million to RWCI as a return of capital, of which $1,400.0 million was cash. The consideration for the remaining amount was the issuance of a $350.0 million demand subordinated non-interest bearing promissory note.

On October 8, 2004, we entered into an amending agreement to our $700.0 million bank credit facility that provided, among other things, for a two year extension of both the maturity date and the reduction schedule such that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009, with the maturity date on April 30, 2010. The provision for early maturity in the event that our 10.50% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive; the restriction on the annual amount of PP&E expenditures has been eliminated; and the restriction on the payment of dividends and other shareholder distributions has been eliminated, other than in the case of a default or event of default under the terms of the bank credit facility. The terms of the amended bank credit facility generally impose the most restrictive limitations on our operations and activities, as compared to our other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit.

24	Rogers Wireless 2004 MD&A

We are currently in compliance with all of the covenants under all of our debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at December 31, 2004, we could have borrowed approximately $1,286.7 million of additional secured long-term debt, of which $700.0 million could have been borrowed under our bank credit facility. In addition, we had $54.7 million of cash at December 31, 2004. We also have an operating line of credit that provides for up to $10.0 million.

At December 31, 2004, our required repayments on all long-term debt in the next five years totalled $184.1 million, excluding an aggregate $10.7 million receipt of funds in scheduled settlements of cross currency interest rate exchange agreements. Required debt repayments are comprised mainly of our $160.0 million 10.50% Senior Secured Notes due 2006 and $22.2 million for the repayment of a mortgage due in 2006.

We may generate a net cash shortfall in 2005. We believe that we have sufficient capital resources to satisfy our cash funding requirements in 2005 taking into account cash from operations and the amount available under our $700.0 million bank credit facility.

After putting the debt ratings of all Rogers companies under review for possible downgrade on September 13, 2004, Moody’s Investors Service confirmed the existing debt ratings for Rogers Wireless on November 12, 2004 upon the conclusion of their review of the Rogers group which was triggered by RCI’s acquisition of the 34% of RWCI previously owned by AWE and our acquisition of Microcell. The debt ratings on our senior secured debt and our new senior subordinated debt are Ba3 and B2 respectively, with a stable outlook.

On April 28, 2004, Standard & Poor’s Ratings Service placed the debt ratings of all Rogers companies on credit watch with negative implications following RCI’s announcement that it had received notice from AWE of its intent to explore the monetization of its 34% stake in RWCI. On November 8, 2004, Standard & Poor’s lowered its credit ratings on our senior secured debt to BB with a stable outlook and subsequently assigned a rating of B+ with a stable outlook on our senior subordinated debt. The previous debt ratings for our senior secured debt and (since redeemed) senior subordinated debt were BB+ and BB- respectively.

On September 14, 2004, Fitch Ratings placed its BBB- rating for our senior secured debt on “rating watch negative” following RCI’s announcement of its agreement to purchase AWE’s 34% stake in our company. On November 12, 2004, Fitch downgraded our senior secured debt to BB+ and assigned a rating of BB- on our new senior subordinated debt. All ratings have a stable outlook. The previous debt rating on our (now redeemed) senior subordinated debt was BB.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

As a result of the financing activity during the year, including changes in cross-currency interest rate exchange agreements, our hedged position, on an economic basis, changed during the year as noted below.

25	Rogers Wireless 2004 MD&A

	Years Ended December 31,
(In millions of dollars)	2004			2003
U.S. dollar-denominated long-term debt	US $	3,364.9		US $	1,353.3
Hedged with cross-currency interest rate exchange agreements	US $	3,271.8		US $	885.0
Hedged Exchange Rate		1.2826			1.4466
Percent Hedged		97.2	%(1)		65.4%
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US $	550.0		US $	0.0
at US $ floating rate of LIBOR plus		3.13%
for all-in rate of		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%
for all-in rate of		6.06%
on Cdn $ principal of	Cdn $	652.7		Cdn $	0.0
Converted US $ principal of	US $	2,670.0		US $	500.0
at US $ fixed rate of		7.61%			9.63%
to Cdn $ fixed rate of		8.34%			10.29%
on Cdn $ principal of	Cdn $	3,476.3		Cdn $	779.7
Converted US $ principal of	US $	51.8		US $	385.0
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.35%
for all-in rate of		5.30%			5.11%
on Cdn $ principal of	Cdn $	67.4		Cdn $	500.5
Amount of long-term debt (2) at fixed rates:
Total long-term debt (3)	Cdn $	4,952.6		Cdn $	2,209.6
Total long-term debt at fixed rates (3)	Cdn $	4,232.5		Cdn $	1,571.1
Percent of long-term debt fixed		85.5%			71.1%
Weighted average interest rate on long-term debt		8.04%			8.32%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2004, Wireless accounted for 81.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 97.2% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
(3)
On an accounting basis, at December 31, 2004, total long-term debt was $4,694.1 million (2003 - $2,073.1 million) and total long-term debt at fixed rates was $4,032.1 million (2003 - $1,935.1 million).

26	Rogers Wireless 2004 MD&A

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2004, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.

Certain of our U.S. dollar denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:

(In millions of dollars,
except earnings per share)
	Cdn $	Cdn $	Change in
	Change in Carry Value	Change in Annual	Earnings
Change in Cdn$ versus US$	of Long-Term Debt (1)	Interest Expense	Per Share (2)
$0.01	$7.0	$0.1	$4.45
0.03	21.1	0.3	13.36
0.05	35.2	0.5	22.26
0.10	70.5	0.9	44.52

(1)	Canadian equivalent of unhedged U.S. debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.
(2)	Assume no income tax effect. Based upon the number of shares outstanding at December 31, 2004.

At December 31, 2004, interest expense would have changed by $6.6 million per year if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.

Outstanding Share Data

As of March 7, 2004, we had 1,603,628 issued and outstanding Class A Common Shares. For additional detail, refer to Note 12 to the 2004 Consolidated Financial Statements.

Dividends and Distributions

We did not pay dividends in 2004, 2003 or 2002. We paid dividends in 2001, 2000 and 1999 of $0.8 million, $6.6 million and $3.2 million, respectively. In 2004, we distributed $1,750.0 million to RWCI as a return of capital. As a result of this distribution, the stated capital of our Class A Common shares was reduced by $1,750.0 million. This distribution was permitted under all agreements governing our outstanding debt.

27	Rogers Wireless 2004 MD&A

Government Regulation

Canadian Radio-television and Telecommunications Commission (“CRTC”)

Canadian wireless service providers, including our company, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act (Canada), or the Act. Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including mobile voice and data and paging service providers.

Industry Canada

The awarding of spectrum and licences for mobile voice and data services in Canada is under the jurisdiction of Industry Canada, a department of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada and has specific jurisdiction under the Radiocommunication Act (Canada) to establish radio licensing policy and award radio licences for radio frequencies, which are required to operate wireless communications systems.

Restrictions on Non-Canadian Ownership and Control

Pursuant to the Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as our company, and up to 33 1/3% of the voting shares of a parent company, such as RWCI or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained under the Radiocommunication Act (Canada). In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions.

Contribution Funding Mechanism

In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as our company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001 and 1.3% for 2002. In 2003, an interim rate of 1.3% was set and in December 2003 the final rate was reduced to 1.1%, retroactive to January 1, 2003. For 2004, an interim rate of 1.1% was set and in December 2004 the final rate was set at 1.1% retroactive to January 1, 2004. The interim rate for 2005 has been set at 1.1% and the final rate for 2005 will not likely be set until December 2005 and it would likely be retroactive to January 1, 2005. Refer to the section below entitled “Risks and Uncertainties - Contribution Rate Increases Could Adversely Affect our Results of Operations” for further information on the CRTC contribution levy.

New Spectrum Fee Regime

Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Prior to April 1, 2004, spectrum fees were assessed on a per radio channel basis in the case of 850 megahertz spectrum, and a per site basis for 1900 megahertz spectrum. In a decision released by Industry Canada in December 2003, effective April 1, 2004, the new regime implemented an annual cost per megahertz per population for both frequency ranges, and, as a result, fees are based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. As a result of the new methodology, there is a nominal

28	Rogers Wireless 2004 MD&A

increase in annual spectrum fees for us that will be phased in over a seven-year period to 2011 for spectrum held only by Rogers Wireless. In the case of Microcell spectrum, there is a larger increase of close to $1 million per annum.

Spectrum Licence Issues

Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada has proposed a possible 3G spectrum auction date of 2005 to 2006 for this spectrum. A final determination on most of these matters has not yet been made. The U.S. Federal Communications Commission (“FCC”) was expected to auction similar spectrum in 2005, but it announced on December 29, 2004 that it will conduct its auction no earlier than June 2006. Specifically, the FCC will auction 45 MHz in each of the 1.7 GHz and 2.1 GHz bands, which have been allocated for 3G in the U.S. In October 2004, the FCC released a plan to relocate incumbent federal government systems from the 1.7 GHz band. The proceeds of the 3G auction will be used to fund this relocation. We expect that Industry Canada will follow the spectrum allocation made by the FCC in the U.S. and that it will not proceed with a 3G spectrum auction before the U.S. 3G spectrum auction has been concluded.

On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. Industry Canada concluded that the wireless industry will require access to more spectrum through a future 3G wireless services auction and further stated that they will continue to monitor the wireless industry for spectrum concentration, and manage the licensing of spectrum resources through other mechanisms at their disposal.

Fixed Wireless Spectrum Auction

On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 megahertz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 megahertz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Successful bidders for the spectrum have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction and, as a result, have acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $5.9 million.

Industry Canada has initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. In a multiphase process that has recently commenced, parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, then they were the successful party. In this process, we obtained an additional nine licences for a cost of $0.2 million. The remaining licences were auctioned commencing January 10, 2005, and we were successful in supplementing our spectrum holdings from 2004 with a further 40 licences at a cost of $4.8 million.

Risks and Uncertainties

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.

We Face Substantial Competition

The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, we compete primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada, Sprint Canada and Primus. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi,

29	Rogers Wireless 2004 MD&A

“hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. We also compete with our rivals for dealers and retail distribution outlets. There can be no assurance that our current or future competitors will not provide services comparable or superior to those provided by us, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue.

Price Competition Could Adversely Affect our Churn Rate and Revenue Growth

Aggressive pricing by industry participants in previous years has caused significant reductions in Canadian wireless communications pricing. We believe that competitive pricing is a factor in causing churn. We cannot predict the extent of further price competition and customer churn into the future, but we anticipate some ongoing re-pricing of our existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from our existing customers, which could slow revenue growth.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services

We expect that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, we have invested and continue to invest significant capital resources in the development of our GSM/GPRS/EDGE network in order to offer these services. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Our failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.

We Expect to Experience Significant Change in the Wireless Communications Industry

The wireless communications industry is experiencing significant technological change. This includes the increasing pace of digital upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of our industry remain uncertain.

We Remain Subject to Risks Arising out of our Acquisition of Microcell, such as the Risks that we may not be able to Successfully Integrate Microcell and may not be able to Realize the Anticipated Synergies

Our acquisition of Microcell was based on the belief that acquiring Microcell would enable us to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond our control. We may not be able to achieve the cost savings we anticipate from the acquisition, thereby causing our financial results to be less than we expect.

We may not be able to successfully integrate and manage Microcell’s business because of unanticipated difficulties in assimilating Microcell’s operations, services and corporate culture into our own. In particular, our existing GSM/GPRS/EDGE network, information technology systems and billing systems and those of Microcell will require integration that could result in unexpected costs and complications that could have an adverse impact on our ability to retain customers and adversely impact our financial results and position. If we are unable to successfully integrate and manage Microcell’s business, or if the integration costs, including severance and other employee related costs, as well as

30	Rogers Wireless 2004 MD&A

costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of our existing business, then our business and financial results may suffer.

We may also be subject to unexpected claims and liabilities arising from the acquisition of Microcell, including claims and liabilities of Microcell that were not disclosed to us or that exceed our estimates. These claims could be costly to defend and result in liabilities to us which may be material in amount.

In 2000, Microcell obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licensing process and accordingly is subject to roll-out commitments and commitments to fund a “Learning Plan”. If Rogers is unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.

Our telecommunications network and the telecommunications network operated by Microcell are based on the network equipment and infrastructure supplied by different telecommunications equipment vendors. This could materially adversely affect or delay our network integration plans and increase our capital and operating costs.

There is No Guarantee that our Third Generation Technology will be Competitive or Compatible with Other Technologies

The deployment of EDGE technology may not be competitive or compatible with other technologies. We also expect to develop a High-Speed Downlink Packet Access (“HSDPA”) technology based network that will supplement our GSM/GPRS/EDGE networks. While we and other U.S. and international operators have selected these technologies as an evolutionary step from our current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with our networks, competing services based on such alternative technology may be preferable to subscribers and our business may be materially adversely affected.

We May Encounter Difficulties with Respect to the Continued Development of Third Generation Network Technology

We are currently pursuing our strategy to transition our technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:

•	network technology developers must complete the refinement of third generation network technologies, specifically HSDPA, network technologies; and

•
we must complete the implementation of the fixed network infrastructure to support our third generation technologies, which will include design and installation of upgrades to our existing network equipment.

We cannot assure you that these steps will be completed in the time frame or at the cost we anticipate. Our third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology we have chosen for our network will not perform as expected, that we may be unable to integrate the new technology with our current technology and that we may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of our network, which could materially adversely affect our business.

We are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or a Security Breach or Disaster Could Have an Adverse Impact on our Financial Results and Operations

The day-to-day operation of our business is highly dependent on our information technology systems. An inability to enhance our information technology systems to accommodate additional customer growth and support new products and

31	Rogers Wireless 2004 MD&A

services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In connection with our acquisition of Microcell, we intend to integrate our information technology systems with those of Microcell and this integration could result in unexpected costs and complications that could have an adverse impact on our ability to retain customers, which could materially adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,500 of our employees and critical elements of our network infrastructure and information technology systems are located at our corporate offices in Toronto. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, our operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We are Dependent on Infrastructure and Handset Vendors, Which Could Impact the Quality of our Services or Impede Network Development and Expansion

We have relationships with a small number of essential network infrastructure and handset vendors, over which we have no operational or financial control and only limited influence in how they conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver handsets that satisfy our customers’ demands, this could have a negative impact on our business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of our service or impede network development and expansion.

We Have Substantial Capital Requirements and Intend to Make Substantial Capital Expenditures, and we May Not be Able to Obtain Sufficient Financing to Execute our Business Strategy

The operation of our wireless communications network, the marketing and distribution of our products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. The actual amount of capital required to finance our operations and network development may vary materially from our estimates. We may not generate or have access to sufficient capital to fund these future requirements. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans to construct our third generation network. This could slow our growth and negatively impact our ability to compete in the wireless communications industry.

A Change in Foreign Ownership Legislation Could Increase Competition Which Could Reduce our Market Share or Decrease our Revenue

We could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than we have could reduce our market share and cause our revenues to decrease.

32	Rogers Wireless 2004 MD&A

The Implementation of Wireless Local Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated WNP. In addition, the U.S. wireless industry has also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. There has been no regulatory mandate for the implementation of WNP in Canada to date. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). If WNP were to be mandated, this would require carriers, including ourselves, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers. As well, the recent federal budget issued in February 2005, indicated that implementation of WNP should happen expeditiously. Although it has yet to be confirmed, we believe that the CRTC will still proceed with a public review, albeit expedited, of this matter within their planning period.

Our Business is Subject to Various Government Regulations that Could Adversely Affect our Business or Increase Costs or Competition

The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including our ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over our business could adopt regulations or take other actions that could materially adversely affect our business and operations, including actions that could increase competition or that could increase our costs.

Industry Canada grants radio licences for a specified term. All of our cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of our licences and has the authority at any time to modify these licensing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew our licences when they expire and any failure by us to comply with the conditions on the maintenance of our licences could result in a revocation or forfeiture of any of our licences or the imposition of fines by Industry Canada. See the section entitled “Business - Regulation” for a more detailed description of the regulatory environment affecting our business.

We are in the process of interconnecting our wireless network with the telecommunications network operated by Microcell, as a competitive local exchange carrier, for the purpose of termination of traffic on the public switched telephone network. This arrangement could be challenged before the CRTC. If the CRTC decided to disallow this arrangement this could adversely affect our business, including increased income tax and operating costs.

Contribution Rate Increases Could Adversely Affect our Results of Operations

We are required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme to a fund established to subsidize the provision of basic local service in high cost regions. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as the final rate for 2004 and has announced an interim rate for 2005 of 1.1%. We cannot anticipate the final rate for 2005 or the rates for future years.

Third Generation Spectrum Allocation Could Increase our Costs and Create a Significant Capital Funding Requirement

Industry Canada has released a proposed policy regarding third generation spectrum allocation and has indicated that a third generation spectrum auction may occur in the 2005 to 2006 timeframe. The spectrum frequency range for third generation spectrum has not been fully resolved, but we believe that it will likely bear a close resemblance to the U.S.

33	Rogers Wireless 2004 MD&A

allocation. Although we have acquired additional spectrum in connection with our acquisition of Microcell, we may choose to participate in the proposed auction to acquire new spectrum. We do not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. We could face a significant capital funding requirement in connection with this proposed auction.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage

Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving was implemented in Newfoundland in April 2003, which permits the use of hands-free devices. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on our business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on our business.

Concerns About Radio Frequency Emissions May Adversely Affect our Business

Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. We are unable to predict the nature or extent of any such potential restrictions.

We Are Controlled by RCI, Which May Lead to a Conflict Of Interest

As of December 31, 2004, we are a wholly-owned subsidiary of RCI. Accordingly, RCI can, subject to applicable law: elect all of our directors; cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and otherwise control the outcome of virtually all matters required to be submitted to our shareholders.

RCI, as our sole beneficial shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us. In order to reduce the possibility that any conflicts of interest arise, RWCI and RCI have entered into a business areas and transfer agreement that attempts to allocate wireless communications opportunities to Wireless. For a complete description of this agreement and the other agreements among RCI, RWCI and us, see the section entitled “Intercompany and Related Party Transactions - RCI Arrangements”.

We May Experience Adverse Effects Due to Exchange Rate and Interest Rate Fluctuations

Nearly all our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange risk on our U.S. dollar denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last five years. Certain of our borrowings are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase significantly even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more

34	Rogers Wireless 2004 MD&A

complete discussion on the impact of exchange rate and interest rate fluctuations on our financial performance or results of operations, see the section entitled “Liquidity and Capital Resources - Interest Rate and Foreign Exchange Management”.

We Could Lose our Wireless Licences if We or RCI Fail to Comply With Governmental Limits on Non-Canadian Ownership and Control

Our wireless licences include a condition requiring us to comply with the ownership restrictions of the Telecommunications Act (Canada), the legislation that governs the provision of telecommunications services in Canada by telecommunications service providers. This condition provides that:

•	a minimum of 80% of the issued voting shares of a licensed carrier company, such as us, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the Board of Directors of a licensed carrier company must be Canadians;

•	a parent corporation of a licensed carrier company, such as RCI, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licensed carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.

Under the Radiocommunication Act (Canada), the legislation that governs the licensing and use of radio frequency spectrum in Canada, our eligibility to hold our wireless licences is subject to the requirement that:

•	no more than 20% of our voting shares, and no more than 33 1/3% of the voting shares of RCI, may be held by non-Canadians; and

•	neither we nor RCI may be otherwise effectively controlled by non-Canadians.

We are currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of our wireless licences.

We Are and Will Continue to be Involved in Litigation

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including us and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Microcell and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Microcell’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.

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We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations

As of December 31, 2004, total outstanding long-term debt was $4,694.1 million. Our substantial debt may have important consequences to you. For instance, it could:

•	Make it more difficult for us to satisfy our financial obligations;

•
Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

Restrictions in our Amended Bank Credit Facility and our Other Debt Instruments May Limit our Activities

Our amended bank credit facility and the terms of our other outstanding indebtedness impose restrictions on our operations and activities, including restrictions on our ability to: incur additional debt; create liens; make asset sales; enter into transactions with affiliates; make investments; and merge or consolidate with any other person.

These restrictions on our operating flexibility may limit our ability to execute our business strategy. Some of these restrictions will not apply when our outstanding indebtedness has investment grade ratings from at least two of the following three rating agencies: Standard & Poor’s, Moody’s and Fitch IBCA.

We are also required to meet specified financial ratios under the terms of our amended bank credit facility. Our ability to comply with these financial covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross acceleration provisions. In an event of default, or in the event of a cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness.

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Commitments and Other Contractual Obligations

Contractual Obligations

Our material obligations under firm contractual arrangements are summarized below as at December 31, 2004. See also Notes 9 and 19 of the Consolidated Financial Statements.

	Payments due by period
	Less than			More than
(in thousands of dollars)	1 year	1-3 years	4-5 years	5 years	Total
Long-term debt	$-	$160,000	$-	$4,509,993	$4,669,993
Mortgages and capital leases	932	23,071	99	11	24,113
Operating leases	66,619	95,373	32,092	58,052	252,136
Purchase obligations(1)	21,204	-	-	-	21,204
Derivative instruments(2)	-	-	-	269,153	269,153
Total	$88,755	$278,444	$32,191	$4,837,209	$5,236,599

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2005 on these items is as follows:

(i)
We are required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $99.0 million in 2005.

(ii)
Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors and retailers. We estimate that payments to these distributors and retailers will be approximately $517.0 million in 2005.

	(iii)	We are required to make payments to other communications providers for interconnection, roaming and other services. We estimate the total payment obligation to be approximately $185.0 million in 2005.
	(iv)	We estimate our total payments to a major network infrastructure supplier to be approximately $185.0 million in 2005.
(2)	Amounts reflect net disbursements only.

Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 20 of the Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

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Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. Refer to contractual commitments above and Note 19 of the Consolidated Financial Statements. The effect of terminating any one lease agreement would not have an adverse effect on the company taken as a whole.

ACCOUNTING POLICIES AND NON-GAAP MEASURES

Key Performance Indicators and Non-GAAP Measures

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. Generally, each telephone number represents one subscriber. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Effective at the beginning of the fourth quarter, 2004, wholesale subscribers are reported separately under “wholesale”. Accordingly, approximately 43,600 wholesale subscribers were reclassified from the postpaid subscriber base to the “wholesale” category. We now report subscribers in four categories: postpaid, prepaid, one-way messaging and wholesale. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

Network revenue is total revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure of our ability to increase our operating profit, as defined below.

Average Revenue Per User

The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these customers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate

38	Rogers Wireless 2004 MD&A

whether we have been successful in attracting and retaining higher usage subscribers. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on the calculation.

Operating Expenses

Operating expenses are segregated into four categories for assessing business performance:

•	cost of equipment sales;

•
sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•
operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis, including inter-carrier payments to roaming partners and long-distance carriers, and the CRTC contribution levy. As well, it includes costs to service existing subscriber relationships, including retention costs (other than those related to equipment); and

•	management fees paid to RCI.

The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Cost of Acquisition Per Subscriber

Cost of acquisition per subscriber (“COA”), which is also often referred to in the wireless communications industry as “subscriber acquisition cost” or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, generally is in direct proportion to the level of ARPU and term of a subscriber’s contract. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on the calculation.

Operating Expense Per Subscriber

Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenditures, plus costs related to equipment provided to existing subscribers and management fees paid to RCI, by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase our business. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on the calculation.

Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by

39	Rogers Wireless 2004 MD&A

our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on the calculation.

Additions to PP&E

PP&E expenditures include those costs associated with acquiring and placing our PP&E into service. Because the wireless communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a more direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

Critical Accounting Policies and Estimates

This MD&A is made with reference to our Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses that are not readily apparent from other sources. Actual results could differ from these estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies, which are reviewed by our Audit Committee, see Note 2 to the Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the year ended December 31, 2004 is discussed in the section entitled “New Accounting Standards”.

Revenue Recognition

We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Our revenues are categorized into the following types:

40	Rogers Wireless 2004 MD&A

•	monthly recurring subscriber fees in connection with wireless services and equipment are recorded as revenue on a pro-rata basis over the month;

•	revenue from the sale of wireless airtime, wireless long-distance and other services are recorded as the services are provided; and

•
revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of revenues.

We are required to make estimates for airtime revenue earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical minutes of use processed.

Unearned revenue represents amounts received from subscribers related to services to be provided in future periods.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain our existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions and equipment subsidies, are expensed in the period incurred. A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Purchase Price Allocation

During 2004, we acquired the equity securities of Microcell. The allocation of the purchase price for this transaction involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among numerous other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buyout certain contracts. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the purchase price or the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods. The purchase price allocation is preliminary pending completion of the valuations of both tangible and intangible assets.

Capitalization of Direct Labour and Overhead

Direct labour and certain indirect costs associated with the acquisition, construction, development or betterment of our wireless network are capitalized to property, plant and equipment by applying specified capitalization rates. Estimates of historical construction costs are used to determine these capitalization rates. We assess these rates to ensure their continued applicability, and any changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are completed. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.

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Depreciation Policies and Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies, subscriber migration between our GSM/GPRS and TDMA and analog networks and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Amortization of Finite-Lived Intangible Assets

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004, the acquisition of Microcell resulted in significant increases to our intangible asset balances. The net book value of the finite-lived intangible assets include brand name, subscriber base and roaming agreements as follows:

(In $000's)	2004	2003
Brand name	97,084	-
Subscriber Base	130,926	-
Roaming Agreements	34,666	-
Net book value	262,676	-

The determination of the estimated useful lives of these brand names involves historical experience, marketing considerations and the nature of the industry in which we operate. The useful lives of subscriber bases are based on the historical churn of the underlying subscribers and judgments as to its applicability going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The impact on net income of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

		Increase in Net Income	Decrease in Net Income
	Amortization	if Life Increased by	if Life Decreased by
(In $000's)	Period	1 year	1 year
Brand name:
Fido	5 years	3,333	(5,000)
Subscriber Base:
Fido	2.25 years	19,145	(49,778)
Roaming Agreements	12 years	225	(265)

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Impairment of Indefinite-Lived Intangible Assets and Long-lived Assets

Indefinite-lived intangible assets, including goodwill and spectrum licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above were less than the related carrying values, impairment losses would have been recognized, as applicable.

Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. As at December 31, 2004, we have tax loss carryforwards of approximately $2,441.6 million expiring through 2012. Our net future income tax asset, prior to valuation allowances, totals approximately $212.8 million at December 31, 2004 (2003 - $88.7 million). A full valuation allowance has been provided against our net future income tax assets in each of 2004 and 2003.

Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such  as our historical collection and write-off experience, the number of days the customer is past due, and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

Asset Retirement Obligations

    We are required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties. We review our existing contracts and commitments to determine where such obligations exist and then assess what the estimated fair value of the obligations would be. In determining the fair value of asset retirement obligations, we must make estimates of cash flows, discount rates and the probability of occurrence of such liabilities.

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New Accounting Standards

In 2004, we adopted the following new accounting standards as a result of changes to Canadian GAAP:

GAAP Hierarchy

In 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This standard also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing (increasing) cash used in investing activities on the Consolidated Statements of Cash Flows, compared to the previous method, by $49.1 million, $(87.7 million) and $98.6 million for each of the years ended December 31, 2004, 2003 and 2002. In all periods, the corresponding change was to non-cash working capital items within operating activities.

With the adoption of these two changes, we believe that our accounting policies and financial statements comply with this new standard.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•
Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•
Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber.

•
Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense; and

•
Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

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The effect of this adoption on our financial results and on our key performance indicators is as follows:

	Years Ended December 31,
(In millions of dollars)	2004		2003		2002
	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$2,502.3	$2,506.4	$2,030.0	$2,039.8	$1,754.5	$1,759.3
Equipment sales	281.2	326.8	177.8	242.4	137.0	206.7
	$2,783.5	$2,833.2	$2,207.8	$2,282.2	$1,891.5	$1,966.0
Cost of equipment sales	$509.6	$280.4	$380.8	$244.5	$296.8	$209.9
Sales and marketing expenses	444.4	639.4	362.0	522.7	328.9	462.8
Operating, general and administrative expenses	879.1	963.2	737.4	787.4	738.1	765.5
Operating profit (1)	$938.7	$938.7	$716.3	$716.3	$516.7	$516.7
Net income (loss)	159.1	159.1	137.9	137.9	(90.9)	(90.9)
Postpaid ARPU (1)	$59.50	$59.60	$57.25	$57.55	$55.78	$55.95
Average monthly operating expense per subscriber before sales and marketing costs	$19.21	$18.69	$17.87	$17.47	$18.81	$18.42
Sales and marketing costs per gross addition	$372	$393	$376	$397	$366	$384

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section.

These changes in accounting classification had no effect on the amounts of reported operating profit, net income or earnings per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the year ended December 31, 2004, stock-based compensation expense was $4.2 million.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 65.4% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and

45	Rogers Wireless 2004 MD&A

losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

Effective January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

We adjusted the carrying value of these swaps from $136.5 million at December 31, 2003 to their fair value of $119.7 million on January 1, 2004. The corresponding transitional loss of $16.8 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our swaps, and consequently, on a prospective basis, began to treat approximately US$1,240.0 million notional amount of the aggregate US$1,301.8 million, or 95.3% of our swaps, as hedges for accounting purposes on US$1,240.0 million of U.S. dollar-denominated debt.

A transitional adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $59.9 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Amortization of the transitional gain for the year ended December 31, 2004 totalled $4.2 million.

On November 30, 2004, we entered into an additional aggregate US$1,420.0 million notional principal amount of swaps that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

Certain other swaps are not accounted for as hedges, as they do not meet the requirement for hedge accounting under AcG-13. Approximately US$61.8 million notional amount of swaps identified at July 1, 2004, and a further U.S.$550.0 million notional amount of swaps entered into on November 30, 2004 will be accounted for on a mark-to-market basis.

U.S. GAAP Differences

We prepare our consolidated financial statements in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the U.S. differs from that applied in Canada. Refer to Note 22 to the Consolidated Financial Statements for further details.

The areas of material differences between Canadian and U.S. GAAP and their impact on the consolidated financial statements are described below:

“Push-down” accounting:

Under U.S. GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI's acquisition of 100% of Wireless in 1989 for U.S. GAAP purposes, we must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder's equity.

At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

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Amortization of goodwill:

As a result of the “push-down” accounting described above, we were required until 2001 to amortize the amount recorded as goodwill under U.S. GAAP. We had been amortizing this amount under U.S. GAAP over 40 years on a straight-line basis.

Capitalized interest:

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

Pre-operating costs:

Under Canadian GAAP, we defer the incremental costs relating to the development and pre-operating phases of new business, and amortize these costs on a straight-line basis over two years. Under U.S. GAAP, these costs are expensed as incurred.

Conversion costs:

Under Canadian GAAP, we capitalize certain costs incurred to convert data to its new customer care and billing system. U.S. GAAP required these costs to be expensed as incurred.

Accumulated depreciation:

As a result of the capitalization of interest to PP&E required under U.S. GAAP described above, additional depreciation on the interest capitalized is recorded under U.S. GAAP in subsequent periods. As a result of conversion costs being expensed under U.S. GAAP, as described above, depreciation expense is reduced under U.S. GAAP in subsequent periods.

Financial instruments:

Under Canadian GAAP, we account for our cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under U.S. GAAP, these instruments are not accounted for as hedges as a result of adopting Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. Changes in the fair value of the derivative financial instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Under U.S. GAAP, effective January 1, 2001, we recorded an increase of $29.2 million in the carrying value of the derivative financial instruments, to a total of $139.9 million, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for U.S. GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

47	Rogers Wireless 2004 MD&A

Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, we adopted the fair value method of recognizing stock-based compensation expense. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $4.2 million recognized under Canadian GAAP would not be recognized under U.S. GAAP for the year ended December 31, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic value method for U.S. GAAP purposes for the year ended December 31, 2004, 2003 and 2002.

Loss on repayment of long-term debt:

On March 26, 2004, we repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under U.S. GAAP, we record cross-currency interest rate exchange agreements at fair value. Therefore, under U.S. GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133.

Operating income before depreciation and amortization:

U.S. GAAP requires that depreciation and amortization and the change in estimates of sales tax and CRTC contribution liabilities be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

Intercompany and Related Party Transactions

We have entered into a number of intercompany agreements with RCI and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Rogers Cable. We also have entered into a number of agreements with AWE, which until October 13, 2004, held a significant equity interest in us, and other companies previously affiliated with AWE. The AWE agreements principally relate to commercial matters. The RCI agreements and arrangements are summarized below.

We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, beginning in late 2001, RCI began managing the customer call center operations of both our company and Rogers Cable, with a goal of improving productivity, increasing service levels and reducing cost.

More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In February 2004, our Board of Directors approved two additional arrangements between Rogers Cable and us:

48	Rogers Wireless 2004 MD&A

•
Distribution. We provide management services to Rogers Cable in connection with the distribution of Rogers Cable products and services through retail outlets and dealer channels and also manage Rogers Cable’s e-commerce relationships. We also may manage other distribution relationships for Rogers Cable if mutually agreed by Rogers Cable and us.

•
Rogers Business Services. We have established a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of our products and services and Rogers Cable’s products and services to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Specifically, we are considering the expansion of intercompany arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. We are also presently considering the terms upon which we may provide billing and other services to Rogers Cable in connection with its launch of local telephony services. We are presently carrying out development work to support the launch of local telephony services by Rogers Cable. We are reimbursed for this work by Rogers Cable. We also provide billing services to Rogers Cable in connection with the resale of long distance telephone service as part of Rogers Cable’s bundles. In the future, market conditions may require us to further strengthen our arrangements to better co-ordinate and integrate our sales and marketing and operational activities with our affiliated companies. Any new arrangements, including the new proposed arrangements described above, will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.

RCI Arrangements

Management Services Agreement

We have entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to our Board of Directors and committees of the board, and advice and assistance on relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, we have agreed to pay RCI fees equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index) and an amount determined by RCI and the independent directors serving on our Audit Committee. We also have agreed to reimburse RCI for all out-of-pocket expenses incurred with respect to services provided to us by RCI under the management services agreement. As a result of RCI’s acquisition of the minority interest of RWCI, we are reviewing the RCI management services agreement to determine if any changes may be appropriate.

Call Centres

We are party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centers. We reimburse RCI for the cost of providing these services based on the actual costs incurred. We are not obligated to pay additional amounts and may receive a refund if costs, based on actual call volume multiplied by an agreed upon cost per call rate, are higher than actual costs. In addition, we own the assets used in the provision of services. This agreement is for an indefinite term and is terminable by either party upon 90 days’ notice.

49	Rogers Wireless 2004 MD&A

Invoicing of Common Customers

Pursuant to an agreement with Rogers Cable, we purchase the accounts receivable of Rogers Cable for common subscribers who elect to receive a consolidated invoice. We are compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

Accounts Receivable

RCI manages our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

Real Estate

We lease, at market rates, office space to RCI and RCI’s subsidiaries. RCI also manages the real estate that we lease or own. We reimburse RCI for the costs we incur based on various factors, including the number of sites managed and employees utilized.

Wireless Services

We provide wireless services to RCI and its subsidiaries. The fees we receive are based on actual usage at market rates.

Distribution of Our Products and Services

We have entered into an agreement with Rogers Cable for the sale of our products and services through the Rogers Video retail outlets owned by Rogers Cable. We pay Rogers Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.

Distribution of Rogers Cable’s Products and Services

We have agreed to provide retail field support to Rogers Cable and to represent Rogers Cable in the promotion and sales of their business products and services. Under the retail field support agreement, our retail sales representatives receive sales commissions for achieving sales targets with respect to Rogers Cable products and services, the cost of which to us is reimbursed by Rogers Cable.

Transmission Facilities

We have entered into agreements with Rogers Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Rogers Cable, resulting in reduced capital costs. In addition, we receive payments from Rogers Cable for the use of our data, circuits, data transmission and links. The price of these services is based on usage.

Advertising

We advertise our products and services through radio stations and other media outlets owned by Rogers Media. We receive a discount from the customary rates of Rogers Media.

50	Rogers Wireless 2004 MD&A

Information Technology

RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.

Other Cost Sharing and Services Agreements

We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data center and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.

Corporate Opportunity

We have agreed with RCI under a business areas and transfer agreement that RCI will, subject to any required regulatory, lender or other approvals, continue to conduct all of its wireless telephone operations and related mobile communications businesses through us. As a result of the completion of the acquisition by RCI and its subsidiary, RWCI Acquisition Inc., of all of the outstanding equity of RWCI (the “going private transaction”), it is proposed that the business areas and transfer agreement be terminated.

In order to reduce difficulties that may arise in allocating business opportunities, RWCI’s Articles of Incorporation, as amended, provide that, unless the holders of a majority of its Class A Multiple Voting shares otherwise consent, it is prohibited from engaging, directly or indirectly through its subsidiaries, in businesses other than (i) the business that it engaged in on June 17, 1991 and (ii) mobile communications services. In light of the completion of the going private transaction, it is proposed that the restrictions in the RWCI articles be removed.

Minority Shareholders Protection Agreement

RWCI had entered into a shareholder protection agreement with RCI that extends certain protections to holders of RWCI’s Class B Restricted Voting shares. As a result of the completion of the going private transaction, the Minority Shareholder Protection Agreement has been terminated.

51	Rogers Wireless 2004 MD&A

Summary of Charges from (to) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

(In thousands of dollars)	2004	2003	2002
RCI:
Management fees	$11,675	$11,336	$11,006
Rent income	(7,121)	(7,980)	(8,144)
Interest on note payable	7,196	-	-
Wireless products and services	(1,250)	(978)	(79)
Cost of shared operating expenses	204,947	192,292	208,257
Additions to PP&E (1)	29,503	24,656	37,418
	244,950	219,326	248,458
Rogers Cable:
Wireless products and services for resale	(21,127)	(14,926)	(10,116)
Subscriber activation commissions and customer service	21,237	9,511	8,817
Rent income	(4,218)	(3,516)	(3,587)
Wireless products and services	(3,245)	(2,355)	(2,214)
Consolidated billing services (2)	(3,947)	(1,499)	(655)
Transmission facilities usage	2,052	440	440
Charges for PP&E (1)	(2,146)	-	-
	(11,394)	(12,345)	(7,315)
Rogers Media:
Advertising	2,763	3,000	2,940
Rent income	(10,943)	(8,493)	(1,881)
Wireless services	(726)	(516)	(181)
	(8,906)	(6,009)	878
AWE(3) :
Roaming revenue	(12,146)	(13,030)	(13,910)
Roaming expense	8,977	13,628	18,028
Over-the-air activation services	31	292	680
	(3,138)	890	4,798
	$221,512	$201,862	$246,819

(1)	Additions to (charges for) PP&E related primarily to expenditures on information technology infrastructure and call center technologies.
(2)	Included in accounts receivable at December 31, 2004 is approximately $18.9 million related to amounts outstanding for Rogers Cable services included on consolidated bills to customers of RWI.
(3)	AWE was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

We entered into certain transactions with companies, the partners or senior officers of which are directors of our company, RWCI or RCI. During the years ended December 31, 2004, 2003 and 2002, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverages aggregated $1.8 million, $1.5 million and $1.7 million, respectively, and for interest charges and other financing fees aggregated $17.8 million, $20.4 million and $8.3 million, respectively.

52	Rogers Wireless 2004 MD&A

ADDITIONAL FINANCIAL INFORMATION

FIVE-YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share amounts)	2004	2003	2002	2001	2000
Income Statement
Postpaid (voice and data)	$2,361,128	$1,911,073	$1,628,095	$1,464,423	$1,350,587
Prepaid	116,658	91,255	91,151	71,068	42,530
One-way messaging	24,480	27,565	35,238	43,632	55,992
Network revenue	2,502,266	2,029,893	1,754,484	1,579,123	1,449,109
Equipment revenue	281,259	177,901	137,030	61,766	95,774
Total operating revenue (1)	2,783,525	2,207,794	1,891,514	1,640,889	1,544,883
Operating profit (2)	938,685	716,289	529,012	401,261	400,550
Net income (loss)	$159,064	$137,883	$(90,898)	$(205,561)	$(86,128)
Earnings (loss) per share, basic and diluted	$99.17	$85.96	$(56.67)	$(128.66)	$(92.75)
Cash dividends	-	-	-	814	6,618
Additions to PP&E (excluding spectrum licence costs) (3)	439,157	411,933	564,552	654,457	525,993

As at December 31
(thousands of dollars)	2004	2003	2002	2001	2000
Balance Sheet
Total assets	$5,054,803	$3,107,343	$3,176,663	$3,048,556	$2,385,829
Property, plant and equipment (net)	2,586,264	2,299,919	2,371,133	2,252,328	1,972,110
Long-term debt	4,953,256	2,209,603	2,360,075	2,305,683	1,443,756
Total liabilities	6,201,048	2,666,891	2,965,335	2,746,330	3,251,412
Shareholder's equity (deficiency)	(1,146,245)	440,452	211,328	302,226	(865,583)

(1)
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior years presented above are prepared on a consistent basis.

(2)	As previously defined. See “Key Performance Indicators and Non-GAAP measures - Operating profit and Operating Profit Margin” section.
(3)
As previously defined. See “Key Performance Indicators and Non-GAAP measures- Additions to PP&E” section. Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

53	Rogers Wireless 2004 MD&A

Summary of Quarterly Results

Quarterly results and statistics for the past eight quarters are outlined on the following two pages.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in that period. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

In addition to the seasonal trends, the most significant trend was that of increasing revenues and operating profit, except in the fourth quarters as explained above. This growth reflects the increasing number of wireless voice and data subscribers and increase in blended postpaid and prepaid ARPU. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network. The growth in the operating results and statistics of fourth quarter of 2004 also reflects our acquisition of Microcell.

Other fluctuations in net income from quarter-to-quarter can also be attributed to non-operating foreign exchange gain (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense (recovery).

54	Rogers Wireless 2004 MD&A

QUARTERLY SUMMARY 2004

	2004
(in thousands of dollars)	Q1	Q2	Q3	Q4
Income Statement (1)
Operating revenue
Postpaid (voice and data)	$513,077	$560,852	$604,541	$682,658
Prepaid	24,566	25,632	25,013	41,447
One-way messaging	6,386	6,293	5,973	5,828
Network revenue	544,029	592,777	635,527	729,933
Equipment sales	48,812	63,143	85,609	83,695
Total operating revenue	592,841	655,920	721,136	813,628
Operating expenses (1)
Cost of equipment sales	91,241	114,611	151,675	152,013
Sales and marketing expenses	86,627	90,215	89,605	177,932
Operating, general and administrative expenses	195,316	204,002	210,345	269,583
Management fees	2,919	2,919	2,918	2,919
Total operating expenses	376,103	411,747	454,543	602,447
Operating profit (2)	216,738	244,173	266,593	211,181
Liabilities	-	-	-	-
Depreciation and amortization	116,498	121,885	118,944	140,347
Operating income	100,240	122,288	147,649	70,834
Interest on long-term debt	55,356	49,436	47,630	66,944
Interest on note payable to RCI.	-	-	-	7,196
Foreign exchange gain (loss)	(24,376)	(32,776)	10,783	(345)
Change in fair value of derivative instruments	(18,900)	15,060	(5,206)	1,246
Gain (loss) on repayment of debt	(2,313)	-	-	-
Other income (expense)	1,037	18	4,036	2,849
Income tax expense	(1,319)	(1,319)	(1,320)	(2,540)
Net income (loss) for the period	$(987)	$53,835	$108,312	$(2,096)
Earnings (loss) per share - basic and diluted	$(0.62)	$33.57	$67.52	$(1.30)
Operating profit margin as % of network revenue	39.8%	41.2%	42.0%	28.9%
Additions to PP&E (3)	130,887	84,992	89,911	133,367
Property, plant and equipment	2,314,820	2,279,391	2,249,063	2,586,264
Total assets	3,138,008	3,143,837	3,199,357	5,054,803
Total long-term debt, including current portion	2,279,822	2,274,399	2,145,533	4,953,256
Shareholder's equity (deficiency)	440,740	495,419	604,790	(1,146,245)
Wireless (voice and data) retail subscribers (4)	3,843,200	3,925,800	4,023,300	5,518,200
One-way subscribers	231,300	221,300	210,600	196,100
Wholesale subscribers(5)	-	-	-	91,200

(1)
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the”New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	As previously defined. See “Key Performance Indicators and Non-GAAP measures- Operating Profit and Operating Profit Margin” section.
(3)	As previously defined. See “Key Performance Indicators and Non-GAAP measures- Additions to PP&E” section.
(4)	Includes Microcell subscriber base upon acquisition effective November 9, 2004.
(5)
Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'. Accordingly, approximately 43,600 Wireless subscribers were reclassified from the postpaid subscriber base to the 'wholesale' category.

55	Rogers Wireless 2004 MD&A

QUARTERLY SUMMARY 2003

	2003
(in thousands of dollars)	Q1	Q2	Q3	Q4
Income Statement (1)
Operating revenue
Postpaid (voice and data)	$432,834	$464,582	$510,908	$502,749
Prepaid	21,121	21,720	21,172	27,242
One-way messaging	7,432	6,876	6,815	6,442
Network revenue	461,387	493,178	538,895	536,433
Equipment sales	35,731	39,284	49,720	53,166
Total operating revenue	497,118	532,462	588,615	589,599
Operating expenses (1)
Cost of equipment sales	73,638	83,761	94,610	128,762
Sales and marketing expenses	82,846	82,007	85,233	111,912
Operating, general and administrative expenses	184,824	184,121	186,464	181,991
Management fees	2,834	2,834	2,834	2,834
Total operating expenses	344,142	352,723	369,141	425,499
Operating profit (2)	152,976	179,739	219,474	164,100
Liabilities	-	-	-	-
Depreciation and amortization	119,124	125,232	129,069	145,174
Operating income	33,852	54,507	90,405	18,926
Interest on long-term debt	48,044	49,655	49,350	46,558
Interest on note payable to RCI.	-	-	-	-
Foreign exchange gain (loss)	52,289	53,483	2,008	27,462
Change in fair value of derivative instruments	-	-	-	-
Gain (loss) on repayment of debt	-	-	-	-
Other income (expense)	(124)	134	851	71
Income tax expense	(1,378)	(1,369)	(1,166)	1,539
Net income (loss) for the period	$36,595	$57,100	$42,748	$1,440
Earnings (loss) per share - basic and diluted	$22.81	$35.60	$26.65	$0.90
Operating profit margin as % of network revenue	33.2%	36.4%	40.7%	30.6%
Additions to PP&E (3)	77,693	98,793	116,379	119,068
Property, plant and equipment	2,333,578	2,311,014	2,302,200	2,299,919
Total assets	3,117,575	3,105,962	3,139,676	3,107,343
Total long-term debt, including current portion	2,362,282	2,309,708	2,199,321	2,209,603
Shareholder's equity (deficiency)	247,923	305,023	439,012	440,452
Wireless (voice and data) retail subscribers (4)	3,458,300	3,501,600	3,616,700	3,789,400
One-way subscribers	289,100	273,200	258,400	241,300
Wholesale subscribers(5)	-	-	-	-

(1)
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the”New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	As previously defined. See “Key Performance Indicators and Non-GAAP measures- Operating Profit and Operating Profit Margin” section.
(3)	As previously defined. See “Key Performance Indicators and Non-GAAP measures- Additions to PP&E” section.
(4)	Includes Microcell subscriber base upon acquisition effective November 9, 2004.
(5)
Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'. Accordingly, approximately 43,600 Wireless subscribers were reclassified from the postpaid subscriber base to the 'wholesale' category.

56	Rogers Wireless 2004 MD&A

SUPPLEMENTARY INFORMATION

NON-GAAP Calculations (1)

($ in millions) (subscribers in thousands)	2004	2003	2002
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	2,361.1	1,911.1	1,628.1
Divided by: Average postpaid wireless voice and data subscribers	3,307.0	2,781.8	2,432.2
Divided by: 12 months	12	12	12
	$59.50	$57.25	$55.78
Prepaid ARPU (monthly)
Prepaid revenue	116.7	91.3	91.2
Divided by: Average prepaid subscribers	818.5	754.5	746.5
Divided by: 12 months	12	12	12
	$11.88	$10.08	$10.17
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	2,477.8	2,002.3	1,719.3
Divided by: Average postpaid and prepaid wireless voice and data subscribers	4,125.4	3,536.3	3,178.8
Divided by: 12 months	12	12	12
	$50.05	$47.19	$45.07
Cost of Acquisition per Gross Addition
Total sales and marketing expenses	444.4	362.0	328.9
Equipment margin loss (acquisition related)	117.4	134.8	115.8
Total gross wireless additions (postpaid, prepaid, wholesale and one-way messaging)	1,509.6	1,321.5	1,215.0
	$372	$376	$366
Operating expense per Average Subscriber (monthly)
Operating, general and administrative expenses	879.2	737.5	738.1
Management fees	11.0	11.3	11.0
Equipment margin loss (retention related)	110.9	68.1	43.9
Divided by: Average total wireless subscribers	4,346.0	3,809.6	3,512.7
Divided by: 12 months	12	12	12
	$19.21	$17.87	$18.81
One Way Messaging ARPU (monthly)
One-way messaging revenue	24.5	27.6	35.2
Divided by: Average prepaid subscribers	220.5	273.3	333.9
Divided by: 12 months	12	12	12
	$9.25	$8.40	$8.79
Equipment Margin Loss
Equipment sales	281.3	177.9	137.0
Cost of equipment sales	509.5	380.8	296.8
	$228.2	$202.9	$159.8
Acquisition related	117.4	134.8	115.8
Retention related	110.9	68.1	43.9
	$228.3	$202.9	$159.7

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

57	Rogers Wireless 2004 MD&A

SUPPLEMENTARY INFORMATION:

Operating Profit Margin Calculation (1)

	Years Ended December 31,
(In millions of dollars)	2004	2003	2002
Operating profit	$938.7	$716.3	$516.7
Divided by network revenue	2,502.3	2,030.0	1,754.5
Operating profit margin as % of network revenue	37.5%	35.3%	29.4%

(1)	As defined. See “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.

58	Rogers Wireless 2004 MD&A

SUPPLEMENTARY INFORMATION:

Basis of Pro Forma Presentation

Certain financial and operating data information has been prepared on a pro forma basis as if the transaction relating to Microcell, as described previously, had occurred on January 1, 2003. Such information is based on our historical financial statements and the historical financial statements of Microcell.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Microcell’s historically reported financial information to conform it to our respective accounting policies, the impacts of purchase accounting, including amortization of the acquired intangibles and fair value increments, financings associated with the acquisition of Microcell and the impact of amortizing the deferred compensation expense arising on the exchange of stock options in Wireless into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable. In preparing the pro forma financial information, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including amortizable and non-amortizable intangible assets, and liabilities assumed based on management’s best estimates. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Consolidated Financial Statements and Notes thereto.

59	Rogers Wireless 2004 MD&A

Rogers Wireless Inc.
Pro Forma Statements of Income (1)
Years Ended December 31, 2004 and 2003
Unaudited

(In millions of dollars, except per subscriber statistics)	Q1-04	Q2-04	Q3-04	Q4-04	FY04	Q1-03	Q2-03	Q3-03	Q4-03	FY03
Operating revenue
Postpaid (voice and data)	$616.7	$676.8	$734.7	$741.5	$2,769.7	$526.8	$557.5	$610.1	$602.6	$2,297.0
Prepaid	53.9	55.8	53.9	52.8	216.4	52.0	54.8	53.9	60.1	220.8
One-way messaging	6.4	6.3	6.0	5.8	24.5	7.4	6.9	6.8	6.4	27.5
Network revenue	677.0	738.9	794.6	800.1	3,010.6	586.2	619.2	670.8	669.1	2,545.3
Equipment revenue	57.1	75.3	100.0	88.8	321.2	41.2	49.6	60.9	70.1	221.8
Total operating revenue	734.1	814.2	894.6	888.9	3,331.8	627.4	668.8	731.7	739.2	2,767.1
Operating expenses
Cost of equipment sales	122.6	151.4	184.8	166.9	625.7	84.3	99.6	120.3	175.5	479.7
Sales and marketing expenses	114.5	118.9	122.0	193.6	549.0	103.0	103.0	111.7	146.5	464.2
Operating, general and administrative expenses	269.5	279.8	288.4	308.3	1,146.0	255.3	252.0	255.1	254.7	1,017.1
Management fees	2.9	2.9	2.9	2.9	11.6	2.8	2.8	2.8	2.8	11.2
Total operating expenses	509.5	553.0	598.1	671.7	2,332.3	445.4	457.4	489.9	579.5	1,972.2
Operating profit	224.6	261.2	296.5	217.2	999.5	182.0	211.4	241.8	159.7	794.9
Depreciation and amortization	150.1	155.3	156.8	157.5	619.7	180.6	166.1	160.6	177.2	684.5
Special charges	-	5.4	4.2	26.1	35.7	-	-	-	-	-
Operating income	74.5	100.5	135.5	33.6	344.1	1.4	45.3	81.2	(17.5)	110.4
Interest expense on long-term debt	(107.5)	(101.6)	(99.8)	(108.9)	(417.8)	(149.3)	(119.5)	(102.9)	(100.1)	(471.8)
Foreign exchange gain (loss)	(31.7)	(41.3)	10.8	(22.2)	(84.4)	155.4	100.6	0.5	29.2	285.7
Change in the fair value of derivative instruments	(18.9)	15.1	(5.2)	1.2	(7.8)	-	-	-	-	-
Loss on repayment of long-term debt	(2.3)	-	-	-	(2.3)	-	-	-	-	-
Investment and other income	-	(1.5)	2.5	2.1	3.1	(0.1)	0.4	0.9	2.5	3.7
Income tax expense - current	1.8	1.8	3.3	2.7	9.6	2.0	10.3	2.4	(9.9)	4.8
Net loss	$(87.7)	$(30.6)	$40.5	$(96.9)	$(174.7)	$5.4	$16.5	$(22.7)	$(76.0)	$(76.8)
Key Business Indicators
Additions to PP&E	$205.9	$169.6	$128.5	$170.2	$674.1	$81.4	$111.1	$136.5	$155.7	$484.8
Sales and marketing costs per gross addition	360	358	315	391	357	381	349	326	347	348
Average monthly operating expense per subscriber after management fees	18.79	19.45	20.39	20.90	19.88	18.63	18.55	18.71	18.65	18.61

(1)
See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information. Also see “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” section.

60	Rogers Wireless 2004 MD&A

Rogers Wireless Inc.
Pro Forma Operating Metrics (1)
Years Ended December 31, 2004 and 2003
Unaudited

	2004					2003
(Subscriber statistics in thousands except ARPU and churn)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Postpaid (Voice and Data)
Gross additions	302.2	350.0	397.2	444.4	1,493.7	213.9	243.4	296.4	460.9	1,214.6
Net additions	97.0	134.2	166.6	208.1	605.9	30.2	65.4	110.5	241.3	447.3
Total postpaid retail subscribers	3,718.8	3,852.9	4,019.5	4,184.1	4,184.1	3,204.6	3,269.9	3,380.4	3,621.7	3,621.7
ARPU	$56.00	$59.64	$62.33	$60.86	$59.74	$55.16	$57.45	$61.26	$57.80	$57.87
Churn	1.87%	1.91%	1.97%	1.95%	1.93%	1.93%	1.84%	1.88%	2.14%	1.95%
Prepaid
Gross additions	115.3	109.4	123.7	149.6	498.0	119.2	137.8	161.8	175.0	593.9
Net additions (losses)	(30.4)	(35.0)	6.8	54.8	(3.8)	(19.8)	(29.3)	46.0	38.7	35.5
Adjustment to subscriber base	-	(74.8)	-	-	(74.8)	-	(20.9)	-	-	(20.9)
Total prepaid retail subscribers	1,382.3	1,272.5	1,279.3	1,334.1	1,334.1	1,378.3	1,328.1	1,374.1	1,412.8	1,412.8
ARPU	$12.82	$14.25	$14.12	$13.62	$13.67	$12.47	$13.57	$13.29	$14.49	$13.43
Churn	3.45%	3.65%	3.07%	2.47%	3.17%	3.32%	4.12%	2.87%	3.31%	3.41%
Total - Postpaid and Prepaid
Gross additions	417.4	459.4	520.9	593.9	1,991.7	333.2	381.2	458.2	635.9	1,808.4
Net additions	66.6	99.2	173.3	262.9	602.1	10.3	36.0	156.5	280.0	482.9
Adjustment to subscriber base	-	(74.8)	-	-	(74.8)	-	(20.9)	-	-	(20.9)
Total retail subscribers	5,101.1	5,125.5	5,298.8	5,518.2	5,518.2	4,582.9	4,598.0	4,754.5	5,034.5	5,034.5
ARPU	$44.07	$47.99	$50.54	$49.45	$48.01	$42.18	$44.55	$47.38	$45.47	$44.86
Wholesale subscribers				91.2	91.2

(1)	See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information. Also see “Key Performance Indicators and Non-GAAP Measures” section.

61	Rogers Wireless 2004 MD&A

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROGERS WIRELESS INC.

Years ended December 31, 2002, 2003 and 2004

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the consolidated balance sheets of Rogers Wireless Inc. as at December 31, 2003 and 2004 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/ s / KPMG LLP
Chartered Accountants

Toronto, Canada
March 7, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Wireless Inc.

We have audited the accompanying consolidated balance sheets of Rogers Wireless Inc. and subsidiaries as of December 31, 2003 and 2004 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

As described in note 2(l) and (o) to the consolidated financial statements, the Company adopted the provisions of CICA Accounting Guideline 13, Hedging Relationships, and CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, both of which were effective January 1, 2004.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rogers Wireless Inc. and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

/ s / KPMG LLP
Chartered Accountants

Toronto, Canada
March 7, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ROGERS WIRELESS INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

As at December 31, 2003 and 2004

	2003	2004
Assets
Current assets:
Cash and cash equivalents	$-	$54,654
Accounts receivable, net of allowance for doubtful accounts of $57,474 at December 31, 2003 and $81,845 at December 31, 2004	325,210	410,432
Other current assets (note 4)	38,619	103,679
	363,829	568,765
Property, plant and equipment (note 5)	2,299,919	2,586,264
Intangible assets (note 6)	396,824	1,076,156
Goodwill	7,058	757,545
Deferred charges (note 7)	38,163	57,915
Other long-term assets	1,550	8,158
	$3,107,343	$5,054,803
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances, arising from outstanding cheques	$4,338	$-
Accounts payable and accrued liabilities	393,763	726,663
Note payable to Rogers Wireless Communications Inc. (note 11)	-	350,000
Current portion of long-term debt (note 9)	2,378	932
Due to parent and affiliated companies (note 13(a))	5,459	45,798
Unearned revenue	34,503	69,170
	440,441	1,192,563
Long-term debt (note 9)	2,070,761	4,693,174
Derivative instruments (note 10)	136,464	315,311
Other long-term liabilities	19,225	-
	2,226,450	5,008,485
Shareholder's equity (deficiency) (note 12)	440,452	(1,146,245)
	$3,107,343	$5,054,803

Commitments (note 19)
Guarantees (note 20)
Contingencies (note 21)
Canadian and United States accounting policy differences (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director

/s/ H. Garfield Emerson, Q.C.	Director

ROGERS WIRELESS INC.
Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Operating revenue (note 14)	$1,891,514	$2,207,794	$2,783,525
Cost of equipment sales	296,794	380,771	509,540
Sales and marketing expenses	328,884	361,998	444,379
Operating, general and administrative expenses	738,149	737,400	879,246
Management fees (note 13(b)(i))	11,006	11,336	11,675
Changes in estimates of sales tax and CRTC contribution liabilities (note 17)	(12,331)	-	-
Depreciation and amortization	457,133	518,599	497,674
Operating income	71,879	197,690	441,011
Interest expense:
Long-term debt	195,150	193,607	219,366
Note payable to Rogers Communications Inc.	-	-	2,946
Fee on bridge loan payable to Rogers Communications Inc.	-	-	4,250
	195,150	193,607	226,562
	(123,271)	4,083	214,449
Foreign exchange gain (loss)	6,410	135,242	(46,714)
Change in fair value of derivative instruments	-	-	(7,800)
Gain (loss) on repayment of long-term debt (note 9(n))	30,997	-	(2,313)
Investment and other income	224	932	7,940
Income (loss) before income taxes	(85,640)	140,257	165,562
Income taxes (note 15)	5,258	2,374	6,498
Net income (loss) for the year	$(90,898)	$137,883	$159,064
Basic and diluted earnings (loss) per share (note 16)	$(56.67)	$85.96	$99.17

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Deficit, beginning of year:
As previously reported	$(1,372,529)	$(1,544,316)	$(1,406,433)
Adjustment for change in accounting for foreign currency translation (note 2(g))	(80,889)	-	-
Adjustment for stock-based compensation (note 2(o))	-	-	(2,251)
As restated	(1,453,418)	(1,544,316)	(1,408,684)
Net income (loss) for the year	(90,898)	137,883	159,064
Deficit, end of year	$(1,544,316)	$(1,406,433)	$(1,249,620)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(90,898)	$137,883	$159,064
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	457,133	518,599	497,674
Unrealized foreign exchange loss (gain)	(5,633)	(134,483)	45,271
Change in fair value of derivative instruments	-	-	7,800
Loss (gain) on repayment of long-term debt	(30,997)	-	2,313
Change in estimate of sales tax liability	(19,157)	-	-
Stock-based compensation expense	-	-	4,239
Gain on sale of investments	-	-	(1,445)
	310,448	521,999	714,916
Change in non-cash working capital (note 8(a))	56,485	(20,800)	1,759
	366,933	501,199	716,675
Financing activities:
Issue of long-term debt	427,000	604,000	4,770,643
Repayment of long-term debt	(377,093)	(619,989)	(2,399,849)
Financing costs incurred	-	-	(43,687)
Premium on repayment of long-term debt	-	-	(34,713)
Issue of intercompany bridge loan to Rogers Communications Inc. (note 11)	-	-	850,000
Repayment of intercompany bridge loan to Rogers Communications Inc. (note 11)	-	-	(850,000)
Proceeds on termination of cross-currency interest rate exchange agreements	207,483	-	58,416
Payment on termination of cross-currency interest rate exchange agreements	(143,130)	-	(64,602)
Capital distribution to Rogers Wireless Communications Inc.	-	-	(1,400,000)
Proceeds from issuance of capital stock	-	8,337	-
	114,260	(7,652)	886,208
Investing activities:
Property, plant and equipment expenditures	(564,552)	(411,933)	(439,157)
Change in non-cash working capital related to PP&E expenditures	98,603	(87,679)	49,068
Acquisition of Microcell Telecommunications Inc., net of cash acquired (note 3)	-	-	(1,148,637)
Acquisition of spectrum licences (note 6(a))	-	-	(6,055)
Proceeds on sale of investments	-	-	1,445
Other	-	-	(555)
	(465,949)	(499,612)	(1,543,891)
Increase (decrease) in cash and cash equivalents	15,244	(6,065)	58,992
Cash and cash equivalents (deficiency), beginning of year	(13,517)	1,727	(4,338)
Cash and cash equivalents (deficiency), end of year	$1,727	$(4,338)	$54,654

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information, see note 8(b) and (c).

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

1.	Nature of the business:

Rogers Wireless Inc. (“RWI”) is a wholly-owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RWI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company operates in a single business segment as a provider of wireless voice, data and one-way messaging services nationwide in Canada, under licences issued by Industry Canada.

2.	Significant accounting policies:

	(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP, as described in note 22. The consolidated financial statements include the accounts of RWI and its subsidiary companies, which include Microcell Telecommunications Inc. (“Microcell”) as of November 9, 2004 and Rogers Wireless Alberta Inc. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures have been reclassified to conform with the current year's presentation.

	(b)	Property, plant and equipment:

PP&E are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

(c)	Depreciation:

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly straight line	5% to 6-2/3%
Network equipment	Straight line	6-2/3% to 25%
Network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Furniture, fixtures and office equipment	Diminishing balance	20%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	30% to 33-1/3%

(d)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to operating expense.

(e)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003 and 2004, no impairment in the carrying value of these assets existed.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(f)	Goodwill and intangible assets:

		(i)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

		(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

Intangible assets with determinable lives are amortized annually on a straight-line basis over their estimated useful lives as follows:

Subscriber base	2-1/4 years
Brand name - Fido	5 years
Roaming agreements	12 years

The Company has tested goodwill and intangible assets with indefinite lives for impairment at each of December 31, 2003 and 2004 and determined no impairment in the carrying value of these assets existed.

(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(l). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In each of the years ended December 31, 2002, 2003 and 2004, foreign exchange gains (losses) related to the translation of long-term debt totalled $6.4 million, $135.2 million and ($46.7 million), respectively.

Until December 31, 2001, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item. Upon adoption of The Canadian Institute of Chartered Accountants' (“CICA”) amended Handbook Section 1650, “Foreign Currency Translation” on January 1, 2002, the Company's opening deficit was increased by $80.9 million, representing the cumulative effect of the adoption.

(h)	Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(i)	Inventories:

Inventories, consisting principally of wireless handsets and accessories, are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.

	(j)	Pension benefits:

Substantially all of the Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the years ended December 31, 2002, 2003 and 2004, contributions of nil, $3.6 million and $7.3 million, respectively, were required, resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2003 and 2004, the accrued benefit obligation relating to these supplemental plans amounted to approximately $0.8 million and $1.9 million, respectively, and the related expense for the years ended December 31, 2002, 2003 and 2004 was nil, $0.8 million and $1.1 million, respectively.

	(k)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(l)	Derivative instruments:

The Company uses derivative instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are used only for risk management purposes.

For the years ended December 31, 2002 and 2003, all such instruments were designated as hedges of specific debt instruments. The Company accounted for these financial instruments as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest were recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument was adjusted to fair value. If the related debt instrument that was hedged was repaid, then the gain or loss was recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss was deferred and amortized over the remaining life of the original debt instrument. These instruments were periodically reviewed by the Company to ensure that the instruments were highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item.

For those instruments that did not meet the above criteria, variations in their fair value were marked-to-market on a current basis in the Company's consolidated statements of income.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that did not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

See note 10 for a discussion of the impact of the adoption of this standard in 2004.

	(m)	Revenue recognition:

The Company earns revenue from subscribers in connection with monthly fees for wireless services, the use of wireless voice or data airtime in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company's subscribers, referred to as “roaming”, calls initiated or received on the Company's network by other carriers' subscribers, and fees for optional services, such as voicemail.

Monthly fees are recognized as revenue on a pro rata basis over the month. Wireless airtime, long-distance, roaming and optional services fees are recognized as revenue as the services are provided.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

Revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

	(n)	Subscriber acquisition costs:

The Company expenses all costs related to the acquisition or retention of subscribers.

	(o)	Stock-based compensation and other stock-based payments:

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

RWCI had an employee share accumulation plan. Under the terms of the plan, participating employees with the Company contributed a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchased RWCI Class B Restricted Voting shares of RWCI on the open market on behalf of the employee. At the end of each quarter, the Company made a contribution of 25% of the employee's contribution in the quarter. The administrator then used this amount to purchase additional shares of RWCI Class B Restricted Voting shares on behalf of the employee. The Company recorded its contribution as compensation expense. The share accumulation plan is more fully described in note 12(g).

The Company has a directors' deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units of RWCI Class B Restricted Voting shares. Upon departure as a director, these deferred share units will be redeemed by the Company at the then current RWCI Class B Restricted Voting shares' market price. Compensation expense is recognized in the amount of the directors' remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the RWCI Class B Restricted Voting shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2003, a total of 17,932 deferred share units were outstanding. On December 31, 2004, as a result of the acquisition by RCI of 100% of the outstanding Class B Restricted Voting shares of RWCI, 16,517 RWCI Class B Restricted Voting shares in the plan were exchanged for 28,905 shares of RCI Class B Non-Voting shares.

	(p)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of potentially dilutive investments, as described in note 16.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(q)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets, asset retirement obligations and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price, related integration and severance costs, as well as the determination of useful lives for amortizable intangible assets acquired, including subscriber base, brand name and roaming agreements.

	(r)	Adoption of new accounting pronouncements:

(i) GAAP hierarchy:

In 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard was effective January 1, 2004, and established standards for financial reporting in accordance with Canadian GAAP. This standard also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

In addition, within the Company's consolidated statements of cash flows, it has reclassified the change in non-cash working capital related to PP&E to investing activities. This change had the impact of decreasing (increasing) cash used in investing activities on the consolidated statements of cash flows, compared to the previous method, by $98.6 million, $(87.7 million) and $49.1 million for each of the years ended December 31, 2002, 2003 and 2004, respectively, with a corresponding change to cash provided by operating activities.

	(ii)	Revenue recognition:

Effective January 1, 2004, the Company adopted new Canadian accounting standards, including CICA Section 1100, “Generally Accepted Accounting Principles”, CICA Emerging Issues Committee (“EIC”) Abstract 142 (“EIC 142”), “Revenue Arrangements with Multiple Deliverables” and EIC Abstract 141 (“EIC 141”), “Revenue Recognition”, regarding the determination of separate units of accounting in multiple element revenue arrangements, the timing of revenue recognition and the classification of certain items as revenue or expense.

The Company has determined that the sale of wireless services with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EIC 142, the Company divides these arrangements into separate units of accounting, including the wireless service and handset. Consideration received for the handset is recognized as equipment sales when the handset is delivered. Consideration received for the wireless service is recognized as service revenue when earned. Since the non-refundable, up-front activation fee charged to the subscriber does not meet the criteria as a separate unit of accounting, the Company allocates the additional consideration received for the activation fee to the handset (the delivered item) to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue over the expected customer relationship period.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made for all periods presented:

	(i)	As noted, activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

(ii)
Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or as a reduction to operating, general and administrative expenses in the case of an existing subscriber.

(iii)
Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber, or as operating, general and administrative expenses in the case of an existing subscriber.

(iv)
Costs for equipment provided under retention programs to existing subscribers are now recorded as equipment cost of sales. Previously, these amounts were recorded as operating, general and administrative expenses.

	(v)	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	2002		2003		2004
	Prior to	After	Prior to	After	Prior to	After
	adoption	adoption	adoption	adoption	adoption	adoption
Operating revenue	$1,966.0	$1,891.5	$2,282.2	$2,207.8	$2,833.2	$2,783.5
Cost of equipment sales	$209.9	$296.8	$244.5	$380.8	$280.4	$509.5
Sales and marketing expense	462.9	328.9	522.7	362.0	639.3	444.4
Operating, general and administrative expenses	765.5	738.1	787.4	737.4	963.1	879.2

These changes had no impact on net income or earnings (loss) per share.

(s)	Recent Canadian accounting pronouncements:

(i) Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities which have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 will be applied in the Company's year beginning January 1, 2005. The Company does not expect this standard to have a material impact on its consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(ii)	Arrangements containing a lease:

EIC Abstract 150, “Determining whether an Arrangement Contains a Lease” (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 is effective for arrangements entered into or modified after January 1, 2005. The Company is currently assessing its impact.

	(iii)	Financial instruments:

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing 2007. Earlier adoption is permitted. The new standards will require a presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholder's equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of the new standard.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

3.	Business combination:

On November 9, 2004, the Company acquired the outstanding equity securities of Microcell for cash consideration. This acquisition was accounted for by the purchase method, and the results of Microcell were consolidated effective November 9, 2004. Microcell is a provider of wireless telecommunications services in Canada. With this acquisition, the Company now operates the only Global System for Mobile communications (“GSM”) network in Canada.

Including direct incremental acquisition costs of approximately $14.9 million, the purchase price totalled $1,318.4 million, including $51.7 million to be paid for warrants in 2005.

Prior to completion of the acquisition, the Company developed a plan to restructure and integrate the operations of Microcell. As a result of the restructuring and integration, $129.0 million is reflected as a liability assumed on acquisition in the allocation of the purchase price. This liability includes severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. Management is currently finalizing the restructuring and integration plan. Any adjustments will be reflected as part of the revised purchase price allocation, which is expected to be finalized in early 2005. Matters to be finalized include the terminations of certain leases and other contracts, employee severance-related items and costs to close duplicate facilities and cell sites. Restructuring and integration of the operations of Microcell will continue through 2005.

The liability for restructuring costs recorded at the November 9, 2004 acquisition date is comprised of the following:

Network decommissioning and restoration costs	$52,806
Lease and other contract termination costs	48,329
Involuntary severance	27,891
$129,026

As at December 31, 2004, no payments have been made related to this liability.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

3.	Business combination (continued):

The estimated fair values of the assets acquired and liabilities assumed for the acquisition are as follows:

Consideration:
Cash	$1,251,819
Amounts due in 2005	51,705
Acquisition costs	14,888
Purchase price	$1,318,412
Cash and cash equivalents	$118,070
Accounts receivable	86,179
Other current assets	31,796
Inventory	47,292
Long-term investments	3,823
Subscriber base	140,000
Brand name	100,000
Roaming agreements	35,000
Spectrum licences	410,600
PP&E	331,439
Accounts payable and accrued liabilities	(144,692)
Deferred revenue	(45,303)
Liabilities assumed on acquisition	(129,026)
Long-term debt	(352,651)
Derivative instruments	(64,602)
Fair value of net assets acquired	$567,925
Goodwill	$750,487

Since this acquisition was completed in the fourth quarter of 2004, the allocation of the purchase price is preliminary and subject to refinement given that the valuations of the net assets acquired and liabilities assumed are not completed. The allocation of the purchase price reflects management's best estimates at the date of preparing these financial statements and is expected to be finalized in early 2005.

Intangible assets subject to amortization totalled $275.0 million based on the preliminary valuations, and include the subscriber base, brand name and roaming agreements. Their estimated useful lives are disclosed in note 2(f)(ii).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

3.	Business combination (continued):

A change in the fair value of each of these assets of $10.0 million would impact the depreciation and amortization expense and net loss by $1.2 million for the year ended December 31, 2004. An increase in the amortization period of one year for each of the amortizable intangible assets acquired would decrease depreciation and amortization expense and net loss by $3.2 million for the year ended December 31, 2004.

The pro forma results of operations, had the Company acquired Microcell on January 1, 2003, would have been as follows:

	2003	2004
	(Unaudited)
Operating revenue	$2,767,067	$3,331,991
Loss for the year	$(76,830)	$(174,514)
Loss per share - basic and diluted	$(47.90)	$(108.80)

4.	Other current assets:

	2003	2004
Inventories	$17,457	$57,718
Prepaid expenses	20,630	45,436
Other	532	525
	$38,619	$103,679

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

5.	Property, plant and equipment:

	2003		2004
		Net book		Net book
	Cost	value	Cost	value
Land and buildings	$200,395	$167,519	$203,949	$162,907
Network equipment	2,638,090	1,369,704	3,100,096	1,635,707
Network radio base station equipment	1,382,138	465,172	1,465,552	464,812
Computer equipment and software	706,998	251,445	813,724	254,071
Furniture, fixtures and office equipment	61,377	18,137	82,396	25,161
Leasehold improvements	37,588	22,752	59,584	37,636
Other equipment	13,387	5,190	15,962	5,970
	$5,039,973	$2,299,919	$5,741,263	$2,586,264

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $445.8 million, $483.1 million and $484.3 million, respectively.

PP&E not yet in service and therefore not depreciated at December 31, 2003 and 2004 amounted to $102.6 million and $159.7 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

6.	Intangible assets:

		2003		2004
			Net book		Net book
		Cost	value	Cost	value
(a)	Spectrum licences	$396,824	$396,824	$813,480	$813,480
(b)	Fido brand, less accumulated amortization of $2,916	-	-	100,000	97,084
(c)	Subscriber base, less accumulated amortization of $9,074	-	-	140,000	130,926
(d)	Roaming agreements,less accumulated amortization of $334	-	-	35,000	34,666
(e)	AT&T brand licence, less accumulated amortization of $37,800 at December 31, 2003	37,800	-	-	-
		$434,624	$396,824	$1,088,480	$1,076,156

(a)
The Company has determined that spectrum licences have indefinite lives for accounting purposes. During 2004, as a result of the acquisition of Microcell, the Company determined the value of the spectrum licences acquired to be $410.6 million on a preliminary basis (note 3).

In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz (“MHz”) or 20 MHz each, in the 1.9 gigahertz (“GHz”) band in various regions across Canada at a cost of $396.8 million, including costs of acquisition.

During 2004, the Company acquired spectrum in various licence areas for an aggregate cost of $6.1 million. These amounts have been recorded as spectrum licences.

(b)
The Fido brand name was acquired in 2004 as a result of the acquisition of Microcell (note 3). The fair value of the brand name was determined to be $100.0 million on a preliminary basis and is being amortized over 5 years on a straight-line basis.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

6.	Intangible assets (continued):

(c)
The subscriber base was acquired in 2004 as a result of the acquisition of Microcell (note 3). The fair value of the subscriber base for Microcell is being amortized over 2-1/4 years on a straight-line basis.

(d) Roaming agreements are related to the value of GSM roaming contracts acquired with Microcell (note 3). These agreements are being amortized over 12 years on a straight-line basis.

(e)
The AT&T Wireless Services, Inc. (“AWE”) brand licence was acquired in 1996 at an aggregate cost of $37.8 million and provided the Company with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and amortized on a straight-line basis to expense over the 15-year term of the brand licence agreement. In December 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company determined the useful life of the brand licence had ended on December 31, 2003 and, accordingly, fully amortized the remaining net book value of $20.0 million. Amortization expense of the brand licence cost was $2.5 million and $22.5 million for the years ended December 31, 2002 and 2003, respectively.

7.	Deferred charges:

	2003	2004
Financing costs	$27,070	$57,915
Other	11,093	-
	$38,163	$57,915

Amortization of deferred charges for the years ended December 31, 2002, 2003 and 2004 was $8.9 million, $13.0 million and $5.2 million, respectively. Accumulated amortization of deferred charges at December 31, 2003 and 2004 amounted to $58.3 million and $20.4 million, respectively.

Financing costs of $43.7 million were incurred in 2004 in connection with the issuance of certain long-term debt (note 9). No such costs were incurred for the years ended December 31, 2002 and 2003.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

7.	Deferred charges (continued):

For the years ended December 31, 2002, 2003 and 2004, in connection with the repayment of certain long-term debt, the Company recorded a gain (loss) on repayment of long-term debt of $31.0 million, nil and ($2.3 million), respectively, including a write-off of deferred financing costs of $0.7 million, nil and $7.8 million, respectively (note 9(n)).

8.	Consolidated statements of cash flows:

(a) Change in non-cash working capital:

	2002	2003	2004
Increase in accounts receivable	$(10,210)	$(38,946)	$(48,111)
Decrease (increase) in other assets	19,256	(3,770)	11,191
Increase in accounts payable and accrued liabilities	22,996	37,466	8,870
Increase (decrease) in unearned revenue	10,897	(13,572)	(10,635)
Increase in amounts due to parent and affiliated companies, net	14,201	644	40,023
Increase (decrease) in deferred gain	(655)	(2,622)	421
	$56,485	$(20,800)	$1,759

(b)	Supplemental cash flow information:

	2002	2003	2004
Interest paid	$195,755	$199,627	$198,658
Income taxes paid	7,710	6,202	6,137

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Consolidated statements of cash flows (continued):

	(c)	Supplemental disclosure of non-cash financing and investing activities:

	2002	2003	2004
Note payable to RWCI issued as consideration for the distribution of capital	$-	$-	$350,000
Reduction of stated capital of Class A common shares	-	-	(350,000)
Class A common shares issued as consideration for the repayment of the note payable and intercompany amounts payable to parent company	-	82,905	-
Set-off of promissory note payable to parent against issuance of Class A common shares to parent	-	(50,000)	-
Set-off of intercompany amounts payable to parent against issuance of Class A common shares to parent	-	(32,905)	-

9.	Long term debt:

		Interest rate	2003	2004
(a)	Bank credit facility	Floating	$138,000	$-
(b)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
(c)	Senior Secured Notes, due 2007	8.30%	253,453	-
(d)	Senior Secured Debentures, due 2008	9.375%	430,589	-
(e)	Floating Rate Senior Secured Notes, due 2010	Floating	-	661,980
(f)	Senior Secured Notes, due 2011	9.625%	633,276	589,764
(g)	Senior Secured Notes, due 2011	7.625%	-	460,000
(h)	Senior Secured Notes, due 2012	7.25%	-	565,692
(i)	Senior Secured Notes, due 2014	6.375%	-	902,700
(j)	Senior Secured Notes, due 2015	7.50%	-	661,980
(k)	Senior Secured Debentures, due 2016	9.75%	200,193	186,438
(l)	Senior Subordinated Notes, due 2007	8.80%	231,443	-
(m)	Senior Subordinated Notes, due 2012	8.00%	-	481,440
Mortgage payable and capital leases		Various	26,185	24,112
			2,073,139	4,694,106
Less current portion			2,378	932
			$2,070,761	$4,693,174

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

Further details of long-term debt are as follows:

(a) Bank credit facility:

On October 8, 2004, the Company and its bank lenders entered into an amending agreement to the Company's $700.0 million bank credit facility that provided, among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and 2009 with the maturity date on April 30, 2010. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of capital expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

Amounts outstanding at December 31, 2003 and 2004 were $138.0 million and nil, respectively. This facility provides the Company with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

Under the credit facility, the Company may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers' acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. The Company's bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

On April 30:
2008	$140,000
2009	140,000
2010	420,000

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

	(b)	Senior Secured Notes, due 2006:

The Company's $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

	(c)	Senior Secured Notes, due 2007:

The Company's U.S. $196.1 million Senior Secured Notes were redeemed on March 26, 2004 at a redemption price of 102.767% of the aggregate principal amount (note 9(n)).

	(d)	Senior Secured Debentures, due 2008:

The Company's U.S. $333.2 million Senior Secured Debentures were redeemed on March 26, 2004 at a redemption price of 104.688% of the aggregate principal amount (note 9(n)).

	(e)	Floating Rate Senior Secured Notes, due 2010:

On November 30, 2004, the Company issued U.S. $550.0 million of Floating Rate Senior Secured Notes, which mature on December 15, 2010. These notes are redeemable, in whole or in part, at the Company's option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

	(f)	Senior Secured Notes, due 2011:

The Company's U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

	(g)	Senior Secured Notes, due 2011:

On November 30, 2004, the Company issued $460.0 million of Senior Secured Notes, which mature on December 15, 2011. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

	(h)	Senior Secured Notes, due 2012:

On November 30, 2004, the Company issued U.S. $470.0 million of Senior Secured Notes, which mature on December 15, 2012. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

	(i)	Senior Secured Notes, due 2014:

On February 20, 2004, the Company issued U.S. $750.0 million of Senior Secured Notes due on March 1, 2014. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

	(j)	Senior Secured Notes, due 2015:

On November 30, 2004, the Company issued U.S. $550.0 million of Senior Secured Notes, which mature on March 15, 2015. These notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

	(k)	Senior Secured Debentures, due 2016:

The Company's U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

Each of the Company's Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 9(a) and ranks equally with the bank credit facility.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

	(l)	Senior Subordinated Notes, due 2007:

The Company's U.S. $179.1 million Senior Subordinated Notes were redeemed on March 26, 2004 at a redemption price of 102.933% of the aggregate principal amount (note 9(n)).

	(m)	Senior Subordinated Notes, due 2012:

On November 30, 2004, the Company issued U.S. $400.0 million of Senior Subordinated Notes due on December 15, 2012. These notes are redeemable, in whole or in part, at the Company's option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time, on or after December 15, 2008, at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.

Interest is paid semi-annually on all of the notes and debentures with the exception of the Floating Rate Senior Secured Notes due 2010 for which the Company pays interest on a quarterly basis.

	(n)	Debt repayment:

During 2002, an aggregate of U.S. $335.1 million notional amount of cross-currency interest rate exchange agreements was terminated either by unwinding or maturity, resulting in aggregate net cash payment of $64.4 million. The Company used a portion of the total proceeds of these transactions to repurchase in total U.S. $45.9 million principal amount of Senior Secured Notes and Senior Subordinated Notes. As a result, the Company recorded a gain of $30.7 million on the debt repurchased, a gain of $1.0 million from the unwinding of the cross-currency interest rate exchange agreements, and wrote off $0.7 million in deferred financing costs, for a net gain of $31.0 million.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

During 2004, the Company redeemed its U.S. $196.1 million 8.30% Senior Secured Notes, due 2007, U.S. $179.1 million 8.80% Senior Subordinated Notes, due 2007, and U.S. $333.2 million 9.375% Senior Secured Debentures, due 2008, for an aggregate of U.S. $734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year. In addition, the Company repaid $352.7 million of Microcell's long-term debt (note 3).

	(o)	Weighted average interest rate:

The Company's effective weighted average interest rate on all long-term debt as at December 31, 2003 and 2004, including the effect of all of the derivative instruments, was 8.32% and 8.04%, respectively.

	(p)	Principal repayments:

At December 31, 2004, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year ending December 31:
2005	$932
2006	182,746
2007	324
2008	99
2009	11
184,112
Thereafter	4,509,994
$4,694,106

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Long-term debt (continued):

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of those restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and the payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2003 and 2004, the Company was in compliance with all terms of the long-term debt agreements.

10.	Derivative instruments:

Details of the derivative instruments are as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2003	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$885,000	1.4466	$1,280,238	$136,464	$119,654

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$2,660,000	1.3011	$3,460,955	$259,379	$445,391
Cross-currency interest rate exchange agreements not accounted for as hedges	611,830	1.2021	735,479	(229)	(229)
	3,271,830		4,196,434	259,150	445,162
Transitional gain	-		-	56,161	-
	$3,271,830		$4,196,434	$315,311	$445,162

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and, consequently, began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

10.	Derivative instruments (continued):

The Company adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to their fair value of $119.7 million on January 1, 2004. The corresponding transitional loss of $16.8 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $1,240.0 million notional amount of the aggregate U.S. $1,301.8 million, or 95.3% of these exchange agreements, as hedges for accounting purposes on U.S. $1,240.0 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $59.9 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements.

Amortization of the transitional gain for the year ended December 31, 2004 totalled $4.2 million.

On November 30, 2004, the Company entered into an additional aggregate U.S. $1,420.0 million notional principal amount of cross-currency interest rate exchange agreements that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

Certain other cross-currency interest rate exchange agreements are not accounted for as hedges, as they do not meet the requirements for hedge accounting under AcG-13. Approximately U.S. $61.8 million notional amount of exchange agreements identified at July 1, 2004 and a further U.S. $550.0 million notional amount of exchange agreements entered into on November 30, 2004 will be accounted for on a mark-to-market basis.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Note payable to parent:

	2003	2004
Note payable to RWCI, unsecured and subordinated, payable on demand, non-interest bearing	$-	$350,000

During 2004, the Company distributed $1,750.0 million to RWCI as a return of capital. The consideration was comprised of $1,400.0 million cash distribution and the issuance of a $350.0 million demand, subordinated, non-interest bearing promissory note owing to RWCI (note 12(c)).

On September 30, 2004, the Company and RCI entered into an intercompany bridge loan agreement of up to $900.00 million, of which $850.0 million was drawn on November 9, 2004. The bridge loan had a term of up to two years from November 9, 2004 and was made on a subordinated, unsecured basis, bearing interest at 6.0% per annum and was prepayable in whole or in part without penalty. On November 9, 2004, the Company paid to RCI a fee of $4.25 million pursuant to the terms of the bridge loan. On November 30, 2004, the Company repaid the loan in full and cancelled the bridge loan agreement.

In July 2003, the Company issued 10 Class A common shares to RWCI for consideration of $91.2 million, comprised of: the set-off of a $50.0 million non-interest bearing subordinated demand promissory note owed by the Company to RWCI; the set-off of an aggregate $32.9 million of intercompany amounts payable by the Company to RWCI; and $8.3 million paid in cash (note 12(c)).

12.	Shareholder's equity (deficiency):

	2003	2004
Capital stock:
Issued and outstanding:
1,603,628 Class A common shares	$1,846,885	$96,885
Contributed surplus	-	6,490
Deficit	(1,406,433)	(1,249,620)
	$440,452	$(1,146,245)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

	(a)	Capital stock:

There is an unlimited number of authorized Class A preferred shares, Class B preferred shares and Class A common shares.

	(b)	Rights and conditions:

(i) Preferred shares:

The Class A preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.8% per annum of the redemption price, payable quarterly. The Class A preferred shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class B preferred shares and Class A common shares of the Company. As at December 31, 2003 and 2004, there were no Class A preferred shares outstanding.

The Class B preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, retractable at the option of the holder at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 6.0% per annum of the redemption price, payable quarterly. The Class B preferred shares rank, with respect to both dividends and return of capital of the Company, subordinate to the Class A preferred shares, and in priority to the Class A common shares of the Company. As at December 31, 2003 and 2004, there were no Class B preferred shares outstanding.

(ii) Common shares:

The Class A common shares are voting and are without par value.

	(c)	Capital stock changes:

During 2003, the Company issued 10 Class A common shares to RWCI for total consideration of $91.2 million (note 11).

During 2004, the Company distributed $1,750.0 million to RWCI as a return of capital. As a result of this distribution, the stated value of the Class A common shares was reduced by $1,750.0 million (note 11).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

	(d)	Stock option plan:

The Company's stock option plan provided senior employee participants an incentive to acquire an equity ownership interest in RWCI over a period of time and, as a result, reinforce executives' attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Restricted Voting shares of RWCI on a one-for-one basis were granted to employees, directors and officers of the Company by the Board of Directors or by the Management Compensation Committee. There were 4,750,000 options authorized under the plan. The terms of each option was 10 years; the vesting period was generally four years but may be adjusted by the Management Compensation Committee as of the date of grant. The exercise price for options was equal to the fair market value of the Class B Restricted Voting shares of RWCI, as quoted on The Toronto Stock Exchange on the grant date.

On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI's outstanding Class B Restricted Voting shares, each option outstanding under RWCI's option plan was exchanged for 1.75 options of RCI Class B Non-Voting shares, at an exercise price equal to the original price on the grant date divided by 1.75. All other terms of the plan and the vesting periods remained unchanged. RCI determined the fair value of the options issued in exchange for the RWCI options using the Black-Scholes option pricing model. The fair value of the vested options were accounted for by RCI as part of the purchase price. The fair value of the unvested options, totalling $23.4 million, will be expensed by the Company over the remaining vesting period.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

	(e)	Stock-based compensation:

Details of the RWCI stock option plan are as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of year	4,227,097	$24.22	3,471,017	$25.04
Granted			1,111,200	20.47
Exercised	(1,875,547)	20.70	(158,495)	18.18
Forfeited	(85,496)	25.31	(196,625)	22.39
Exchanged for RCI options	(2,266,054)	27.09	-	-
Options outstanding, end of year	-	-	4,227,097	24.22
Exercisable, end of year	-	$-	2,291,372	$27.36

Details of the options exchanged for RCI options are as follows:

		RCI	Number of
	Number of	option	RCI options
	RWCI options	exercise	issued on
RWCI option exercise price	exchanged	price	exchange
$ 12.23 - $18.29	755,859	$6.99 - $10.45	1,322,753
19.79 - 28.75	937,595	11.31 - 16.43	1,640,791
43.82 - 51.54	572,600	25.04 - 29.45	1,002,050
	2,266,054		3,965,594
Exercisable, end of year	-		1,327,781

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

The weighted average estimated fair value of each unvested RCI option granted at the date of exchange was $22.79. The stock-based compensation expense for 2005 related to the converted options will be approximately $10.0 million.

The fair value of each RCI option granted upon the exchange of unvested options was estimated as at the date of completion of the acquisition using the Black-Scholes fair value option pricing model with the following assumptions:

Unvested
options
Risk-free interest rate	4.07%
Volatility factor of the future market price of RCI's Class B Non-Voting shares	43.26%
Dividend yield	0.32%
Weighted average expected life of the options	5.71 years

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.3 million for stock options of RWCI granted to employees on or after January 1, 2002 (note 2(o)).

For the year ended December 31, 2004, the Company recorded compensation expense of approximately $4.2 million related to stock options granted to employees. As a result of the opening adjustment and expense for the period, $6.5 million has been recorded in contributed surplus.

Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the years ended December 31, 2002 and 2003 would have been $0.4 million and $1.9 million, respectively, and the pro forma loss for 2002 would have been $91.3 million or $56.92 per share, basic and diluted, and the pro forma net income for 2003 would have been $136.0 million or $84.76 per share, basic and diluted.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

The weighted average estimated fair value at the date of the grant for options granted by RWCI in the years ended December 31, 2002 and 2003 was $8.35 per share and $12.20 per share, respectively. No RWCI options were granted in 2004. No options were granted by RCI to the Company's employees in 2002, 2003 and 2004.

The fair value of each RWCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2003
Risk-free interest rate	4.81%	4.50%
Volatility factor of the future expected market price of RWCI's Class B Restricted Voting shares	51.95%	55.17%
Weighted average expected life of the options	5 years	5.3 years
Dividend yield	-	-

(f)	Employee share purchase plan:

The employee share purchase plan, which was discontinued in 2003, was provided to enable employees of the Company an opportunity to obtain an equity interest in RWCI by permitting them to acquire Class B Restricted Voting shares of RWCI. A total of 800,000 in aggregate of Class B Restricted Voting shares of RWCI were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the RWCI share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for the employee share purchase plan for the years ended December 31, 2002 and 2003 was $1.0 million and $0.3 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Shareholder's equity (deficiency) (continued):

(g) Employee share accumulation plan:

Effective January 1, 2004, RWCI established an employee share accumulation program that allows employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases Class B Restricted Voting shares of RWCI on the open market on behalf of the employees. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional shares of RWCI on behalf of the employees, as outlined above.

The Company records its contribution to the plan as compensation expense, which amounted to $0.3 million for the year ended December 31, 2004.

On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI, the employees had the option of using their contributions and the Company's contributions to purchase RCI Class B Non-Voting shares or to have their contributions refunded.

13.	Related party transactions:

The Company entered into the following related party transactions:

(a) The amount due to (from) RCI and its subsidiaries and AWE are detailed below. The amounts due from AWE represent amounts to October 13, 2004, after which AWE was no longer a related party.

	2003	2004
RWCI	$2,521	$41,379
RCI	24	2,642
Rogers Cable Inc. (“Rogers Cable”)	3,028	1,777
AWE	(114)	-
	$5,459	$45,798

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

13.	Related party transactions (continued):

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances. AWE was a related party until October 13, 2004, when it sold its interest in RWCI to RCI.

	(b)	The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI's subsidiaries and AWE as follows:

		(i)	Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. Interest is charged by RCI on unpaid management fees at the bank prime rate plus 2% per annum. The management agreement is subject to termination by either party at the end of any calendar year on 12 months' notice. The fee is equal to the greater of $8.0 million per year, adjusted for certain changes in the Consumer Price Index, and an amount determined by RCI and the independent directors serving on the audit committee of the Company.

		(ii)	Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its subsidiaries, including accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and PP&E expenditures related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with Rogers Cable to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with Rogers Cable for transmission services on fibre-optic facilities owned by Rogers Cable.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

13.	Related party transactions (continued):

The Company purchases accounts receivable from Rogers Cable for customers who receive a consolidated invoice. The Company is compensated for costs, billing and collection services by purchasing these receivables at a discount.

The Company also leases certain office space it owns to RCI and RCI's subsidiaries.

	(iii)	Wireless products and services:

The Company has entered into an agreement with Rogers Cable for the sale of its products and services through Rogers Cable's retail outlets. The Company pays Rogers Cable for services provided in respect of subscriber activations and customer service.

In addition, the Company provides wireless services to RCI and RCI's subsidiaries.

	(iv)	Advertising:

The Company pays Rogers Media Inc. (“Rogers Media”), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

	(v)	Roaming agreement:

The Company maintains a reciprocal agreement, whereby AWE provides wireless communications services to the Company's subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

	(vi)	Over-the-air activation:

The Company utilized the services of AWE for automated, “over-the-air” programming of subscriber handsets. This agreement was terminated in March 2004.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

13.	Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is detailed below. The amounts paid (billed) to AWE represents amounts to October 13, 2004, after which AWE was no longer a related party.

	2002	2003	2004
RCI:
Management fees	$11,006	$11,336	$11,675
Rent income	(8,144)	(7,980)	(7,121)
Fee on intercompany bridge loan	-	-	4,250
Interest on notes payable	-	-	2,946
Wireless products and services	(79)	(978)	(1,250)
Cost of shared operating expenses	208,257	192,292	204,947
Additions to PP&E	37,418	24,656	29,503
	248,458	219,326	244,950
Rogers Cable:
Wireless products and services for resale	(10,116)	(14,926)	(21,127)
Subscriber activation commissions and customer service	8,817	9,511	21,237
Rent income	(3,587)	(3,516)	(4,218)
Wireless products and services	(2,214)	(2,355)	(3,245)
Consolidated billing services	(655)	(1,499)	(3,947)
Transmission facilities usage	440	440	2,052
Charges for PP&E	-	-	(2,146)
	(7,315)	(12,345)	(11,394)
Rogers Media:
Advertising	2,940	3,000	2,763
Rent income	(1,881)	(8,493)	(10,943)
Wireless services	(181)	(516)	(726)
	878	(6,009)	(8,906)
AWE:
Roaming revenue	(13,910)	(13,030)	(12,146)
Roaming expense	18,028	13,628	8,977
Over-the-air activation	680	292	31
	4,798	890	(3,138)
	$246,819	$201,862	$221,512

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

13.	Related party transactions (continued):

(c)
The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company, RWCI and RCI, which are measured at their exchange amounts, being the amounts agreed to by the related parties. The total amounts paid by the Company to these related parties are as follows:

	2002	2003	2004
Legal services and commissions paid on premiums for insurance coverage	$1,700	$1,500	$1,800
Interest charges and other financing fees	8,300	20,360	17,781
	$10,000	$21,860	$19,581

14.	Operating revenue:

	2002	2003	2004
Postpaid (voice and data)	$1,628,095	$1,911,073	$2,361,128
Prepaid	91,151	91,255	116,658
One-way messaging	35,238	27,565	24,480
	1,754,484	2,029,893	2,502,266
Equipment sales	137,030	177,901	281,259
	$1,891,514	$2,207,794	$2,783,525

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

15.	Income taxes:

The income tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2003	2004
Future income tax assets:
Non-capital income tax losses and research and development expenses carried forward	$348,127	$839,975
Deductions relating to long-term debt and other transactions denominated in U.S. dollars	18,049	50,200
Future income tax deductions relating to accounting accruals	7,898	113,029
PP&E	-	35,015
Other deductible differences	3,156	5,065
	377,230	1,043,284
Valuation allowance	(288,506)	(830,481)
	88,724	212,803
Future income tax liabilities:
Intangible assets	(22,445)	(212,803)
PP&E	(66,279)	-
	(88,724)	(212,803)
Net future income tax assets	$-	$-

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

As part of the acquisition of Microcell, the Company acquired tax loss carryforwards of approximately $1.75 billion, against which a full valuation allowance has been recorded. Any reduction in the valuation allowance in future years will be accounted for as a reduction to purchased goodwill.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

15.	Income taxes (continued):

As part of the acquisition of Microcell, the Company acquired tax loss carryforwards of $1.75 billion against which a full valuation allowance has been recorded. If a reduction in the valuation allowance is required in the future, the offsetting credit will be to goodwill.

As at December 31, 2004, the Company has determined that the realization of its net future income tax asset of $830.5 million does not meet the criterion of realization being “more likely than not”. Therefore, a valuation allowance has been recorded against this future income tax asset.

Total income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2002	2003	2004
Statutory income tax rate	38.4%	36.3%	35.3%
Income tax expense (reduction) on net income (loss) before income taxes	$(32,877)	$50,955	$58,667
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	33,439	(6,687)	(64,343)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	8,426	(18,084)	(2,068)
Non-deductible amortization and write-off of deferred foreign exchange	68	834	2,224
Non-taxable portion of foreign exchange loss (gain) on long-term debt	(6,020)	(24,429)	7,891
Other items	(3,036)	(2,589)	(2,371)
Large Corporations Tax	5,258	2,374	6,498
Income tax expense	$5,258	$2,374	$6,498

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

15.	Income taxes (continued):

As at December 31, 2004, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2005	$335,300
2006	282,600
2007	575,000
2008	745,800
2009	110,500
2010	11,300
2011	356,100
2012	25,000
$2,441,600

16.	Earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2002	2003	2004
Numerator for basic and diluted earnings (loss) per share:
Net income (loss) for the year	$(90,898)	$137,883	$159,064
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of Class A common shares (in thousands)	1,604	1,604	1,604
Basic and diluted earnings (loss) per share	$(56.67)	$85.96	$99.17

The Company did not have any dilutive securities outstanding during the years ended December 31, 2002, 2003 and 2004.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

17.	Changes in estimates of sales tax and CRTC contribution liabilities:

	(a)	Sales tax liability:

During 2002, the Company received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, the Company revised its estimate with respect to this liability and released a provision of $19.2 million associated with this matter, which had been established in previous years.

	(b)	CRTC contribution liabilities:

The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in 2002.

18.	Financial instruments:

	(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)
The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, amounts receivable from employees under share purchase plans, mortgages and loans receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities, and due to parent and affiliated companies approximate fair values because of the short-term nature of these instruments.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

18.	Financial instruments (continued):

	(ii)	Long-term debt:

The fair values of each of the Company's long-term debt instruments are based on the year-end trading values.

	(iii)	Derivative instruments:

The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related derivative instruments as at December 31, 2003 and 2004 are as follows:

	2003		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Liability:
Long-term debt	$2,073,139	$2,281,633	$4,694,106	$4,965,362
Derivative instruments	136,464	119,654	259,150	445,162
	$2,209,603	$2,401,287	$4,953,256	$5,410,524

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

At December 31, 2003 and 2004, 65.4% and 97.2%, respectively, of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

18.	Financial instruments (continued):

(iv) Note payable to RWCI:

The fair value of the subordinated, unsecured, demand, non-interest bearing promissory note owed to RWCI is not determinable as there are no set terms of repayment.

The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties. The obligations at December 31, 2003 and 2004 under U.S. $885.0 million and U.S. $3,271.8 million aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

	(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

19.	Commitments:

(a)
The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities. The Company believes it is in full compliance with this requirement.

(b)
The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities, at December 31, 2004, are as follows:

Year ending December 31:
2005	$66,619
2006	53,731
2007	41,642
2008	32,092
2009	23,792
2010 and thereafter	34,260
$252,136

Rent expense for the years ended December 31, 2002, 2003 and 2004 amounted to $31.5 million, $35.0 million and $41.1 million, respectively.

20.	Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(a) Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

20.	Guarantees (continued):

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties.  No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2003 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(b) Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2003 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

21.	Contingencies:

(a)
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against the Company, Microcell and other providers of wireless communications services in Canada. The proceeding involves allegations by the Company's customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by the Company to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The Company believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. In addition, on December 9, 2004, the Company was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to the system access fee.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

21.	Contingencies (continued):

(b)
On April 21, 2004 a proceeding was brought against Microcell and its subsidiary, Microcell Solutions Inc. and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self-interest, and conspiracy. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage. The Company believes it has good defences to the claim.

(c) There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

22.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2002	2003	2004
Net income (loss) for the year based on Canadian GAAP	$(90,898)	$137,883	$159,064
Capitalized interest (c)	6,461	5,693	5,127
Pre-operating costs capitalized, net (d)	2,976	2,976	-
Depreciation and amortization expense (f)	(2,248)	(2,968)	(41,493)
Financial instruments (g)	88,121	(102,787)	(116,643)
Stock-based compensation (h)	-	-	4,239
Loss on repayment of long-term debt (i)	-	-	(28,760)
Interest expense (j)	-	-	1,403
Net income (loss) based on United States GAAP	$4,412	$40,797	$(17,063)
Earnings (loss) per share under United States GAAP:
Basic and diluted	$2.75	$25.43	$(10.64)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholder's equity (deficiency) of the Company is as follows:

	2003	2004
Shareholder's equity (deficiency) based on Canadian GAAP	$440,452	$(1,146,245)
“Push-down” accounting (a)	770,757	2,718,657
Amortization of goodwill (b)	(248,890)	-
Capitalized interest (c)	31,243	36,370
Conversion costs (e)	(3,911)	(3,911)
Accumulated amortization and depreciation (f)	(5,499)	(46,992)
Financial instruments (g)	9,861	(106,782)
Loss on repayment of long-term debt (i)	-	(28,760)
Interest expense (j)	-	1,403
Shareholder's equity based on United States GAAP	$994,013	$1,423,740

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	“Push-down” accounting:

Under United States GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI's acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. Since this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder's equity. At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

During 2004, RCI acquired the remaining outstanding shares of RWCI, resulting in RCI's ownership of 100% of RWCI. As a result of this transaction, the percentage of the fair values of the assets acquired and liabilities assumed has been pushed down to the accounts of the Company. These assets include goodwill, spectrum licences, subscribers, brand name and roaming agreements. Additionally, the use of the purchase method of accounting resulted in a step-up in the recorded amounts of other assets and liabilities, such as certain fixed assets, long-term debt and derivative instruments, reflecting the acquired percentage of the fair value increase. The corresponding adjustment for the net assets acquired was an increase in shareholder's equity.

Under United States GAAP, the following amounts are pushed down into the accounts of the Company on acquisition:

	2003	2004
Goodwill	$770,757	$984,847
Deferred charges	-	(17,197)
Subscriber base	-	792,516
Brand name	-	302,556
Roaming agreements	-	496,734
Spectrum licences	-	203,677
PP&E	-	32,123
Long-term debt	-	(56,509)
Derivative instruments	-	(20,090)
Effect on shareholder's equity	$770,757	$2,718,657

At the time of the acquisition of RWCI's shares in 2004, Canadian GAAP permitted, although did not require, a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired. Therefore, for Canadian GAAP purposes, push-down accounting was not applied.

(b)	Amortization of goodwill:

As a result of the “push-down” accounting described in (a) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(c)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

	(d)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

	(e)	Conversion costs:

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

	(f)	Accumulated amortization and depreciation:

As a result of the capitalization of interest to PP&E required under United States GAAP described in (c) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods.

As a result of conversion costs being expensed under United States GAAP, as described in (e) above, depreciation expense is reduced under United States GAAP in subsequent periods.

As a result of the “push-down” accounting described in (a) above, the Company was required to record amortization on certain of the acquired intangible assets and the fair value adjustments of certain other assets beginning from the date of acquisition.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(g)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United Sates GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Foreign exchange translation gains and losses arising from changes in period-end foreign exchange rates on the respective long-term debt are also recognized in income.

Under United States GAAP, as a result of the adoption of United States Financial Accounting Standards Board's (“FASB”) Statement (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) effective January 1, 2001, the Company recorded a cumulative transition adjustment representing the adjustment necessary to reflect the derivatives at their fair values at that date, net of the offsetting gains/losses on the associated hedged long-term debt. This cumulative transition adjustment is being reflected in income over the remaining term of the related long-term debt. In March 2004, $11.4 million of this cumulative transition adjustment was written off as a result of the repayment of the long-term debt to which it relates (note 22(i)).

	(h)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $4.2 million recognized under Canadian GAAP would not be recognized under United States GAAP for the year ended December 31, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant; therefore, there is no expense under the intrinsic value method for United States GAAP purposes for the year ended December 31, 2003 and 2004.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(i)	Loss on repayment of long-term debt:

On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133 (note 22(g)).

	(j)	Interest expense:

As a result of the “push-down” accounting described in (a) above, the Company is required to amortize the increases in the fair value of long-term debt and derivative instruments against interest expense over the remaining term of the underlying long-term debt or derivative instrument, as applicable.

	(k)	Operating income before depreciation and amortization:

United States GAAP requires that depreciation and amortization and the change in estimates of sales tax and CRTC contribution liabilities be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(l)	Consolidated statements of cash flows:

(i)
Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before change in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)
Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase (decrease) in cash and cash equivalents in the years ended December 31, 2002, 2003 and 2004 of $15.2 million, ($6.1) million and $59.0 million, respectively, reflected in the consolidated statements of cash flows would be decreased by $13.5 million, decreased by $4.3 million and decreased by $4.3 million for the years ended December 31, 2002, 2003 and 2004, respectively. Cash flows under the heading “Financing activities” in the years ended December 31, 2002 and 2003 would be decreased by $13.5 million, increased by $4.3 million and decreased by $4.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

	(m)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder's equity, except those arising from transactions with shareholders. The net income for each of the years 2002, 2003 and 2004 under United States GAAP, as reported, is the same as the comprehensive income for the corresponding years under United States GAAP.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(n)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2003 and 2004 were $327.2 million and $606.8 million, respectively. Of these amounts, at December 31, 2003 and 2004, accrued liabilities in respect of PP&E totalled $48.1 million and $65.7 million, respectively; accrued interest payable totalled $30.6 million and $58.0 million, respectively; accrued liabilities related to payroll totalled $37.2 million and $107.0 million, respectively; and accrued liabilities related to commissions and residuals totalled $56.4 million and $50.9 million, respectively.

	(o)	Recent United States accounting pronouncements:

SFAS 153, “Exchanges of Non-monetary Assets - an Amendment of APB Opinion 29”, was issued in December 2004. Accounting Principles Board (“APB”) Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

SFAS 123, “Share-Based Payment”, is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement, the grant date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability classified awards is remeasured subsequently at each reporting date through the settlement date, while the fair value of equity classified awards in not subsequently remeasured. The alternative to use the intrinsic value method of APB Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.